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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Wembley PLC

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 26 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3010 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE: 5/26/04

82-3010

Wembley plc

Annual report and accounts 2003

ARIS
12-31-03





Wembley plc is a track-
operating in the UK and

based gaming business USA

Wembley's tracks in the UK and USA seek to augment their traditional racing activities with additional forms of gaming wherever possible. The video lottery terminal ("VLT") operation at Lincoln Park in Rhode Island, USA is a hugely successful example of this strategy.

Financial and commercial highlights for 2003

- → Average weekly VLT revenue, the key performance indicator of the Lincoln Park business, increased by around 13% to $5.1m (2002: $4.5m).
- → Legislative changes reduced Lincoln Park's share of VLT revenue from 30.5% to 27% from 1 July 2003.
- → Strengthening of sterling against the US dollar to an average rate of £1:$1.64 (2002: £1:$1.50) adversely impacted 2003 profitability.
- → Adjusted earnings per share at 64.0p in line with 2002.
- → Cash acquisition of Wembley plc by MGM MIRAGE at 750 pence per share recommended by the Wembley Board.

Chairman's statement

Since my appointment as Chairman of Wembley in 1995, following the refinancing of the company, the Board has pursued a clear **3-point strategy** to release the inherent value from within Wembley:

1 Maximise operating income;

2 Release cash from under-performing assets; and

3 Determine a way forward for the core businesses to secure future growth.

The sale of under-performing assets was completed by the beginning of 2003 following the disposals of Wembley Stadium in 1999 for £106m and the remaining land at Wembley in 2002 for £48.6m. The cash released from these disposals allowed Wembley to return £118m to shareholders through a programme of share buy-backs that resulted in the purchase and cancellation of around 40% of its issued share capital.

Wembley has emerged as a focused gaming group, operating in the UK and in Rhode Island and Colorado in the US. Operating profit (excluding exceptional items) has improved during this period from £19.7m in 1995 to £35.3m in 2003 and Wembley's principal asset, Lincoln Park in Rhode Island, is now recognised as arguably the best performing venue of its type in the US. Since 1995, shareholders have received dividends totalling 69 pence per share and have benefited from substantial share price growth.

With in excess of 90% of profits now being generated by Lincoln Park, the Board, in determining the way forward for Wembley, faced the issue of a heavy concentration of the earnings stream being generated in one location. As this business is also highly dependent upon political and regulatory influences, the risk profile is high. This concentration of risk has led, inter alia, to a low rating of Wembley's shares on the London Stock Market compared to its more diversified UK and US peer group. In order to solve this rating deficiency, the Board had the choice between two competing strategies:

1 Expand the business beyond Lincoln Park by acquiring additional gaming operations; or

2 Sell the existing businesses at a premium.

The first option would have required us to buy gaming operations in direct competition with the larger US operators. The Board believed that the second option would result in shareholder value being maximised. As a result, in 2003 we began exploratory discussions regarding a possible sale of all or part of the Wembley Group. This process was temporarily hindered by the announcement in September 2003 that, following an investigation by a Federal Grand Jury in Rhode Island, an indictment had been issued against Lincoln Park Inc. and two Wembley executives.

The discussions subsequently resumed, culminating in the announcement on 27 January 2004 that the Board had reached agreement with **MGM MIRAGE** ("MGM") of the USA on the terms of a recommended cash acquisition of Wembley plc at a price of 750 pence per share. Simultaneous with the acquisition, shareholders would also obtain a share in a new company created to ring-fence the litigation associated with Lincoln Park that would have cash balances of $16.3m (equivalent to approximately 25 pence per Wembley share). This amount would be available to meet any fine that may be imposed upon that company (now capped at $8m, following agreement to this effect with the US Attorney), together with legal and other costs associated with the litigation. Once legal proceedings had concluded, any surplus cash within that company would be returned to shareholders. On announcement, shareholders representing 52% of Wembley's issued share capital had indicated to MGM that they intended to vote in favour of the proposal. The price of 750 pence per share represents both a premium of 42.2% over the closing mid-market price of 527.5 pence per share on 19 November 2003, the day prior to Wembley's announcement that it had received approaches to acquire some or all of its assets, and share price growth of 275% since May 1995, compared to a rise in the FTSE Leisure Index over the same period of 46%. The Board believes that this is a good exit price for Wembley's shareholders. It is an acquisition that the Board believes provides the best opportunity for shareholders to realise their investments in cash and at a significant premium to the previously prevailing share price. An analysis of the events in 2003 will help to illustrate some of the reasons behind the Board's thinking in recommending the MGM acquisition.

The Group experienced a difficult 12 months, particularly as a result of the indictment in Rhode Island. In addition, legislative changes considerably reduced Lincoln Park's share of revenue from its video lottery terminal ("VLT") operation and a proposal to introduce VLTs into Wembley's Colorado racetracks was rejected by voters. These setbacks were only partially offset by Lincoln Park being granted permission, in January 2003, to install a further 1,300 VLTs. These new VLTs have the capability to yield significant long-term value, subject to the ability to construct a new building in which to house them.

The **indictment** issued against Lincoln Park and two Wembley executives follows a Federal Grand Jury investigation into allegations relating to the preliminary consideration of a possible bonus or retainer to Lincoln Park's long-standing legal attorney in Rhode Island. The indictment alleges that this constituted a conspiracy to influence improperly the actions of public officials. The implications of a criminal conviction for the Lincoln Park business, in the absence of a reorganisation along the lines of that envisaged in the proposed sale to MGM, are potentially serious. However, the Board of Wembley believes that no US laws were broken and that there was no intention to break any US laws. No payment was approved, no payment was ever made and the Board remains of the view that these allegations are without foundation. The indicted executives, who have both stood down from their executive duties, have the full support of Wembley and the allegations will be vigorously defended at trial. In January 2004, agreement was reached with the US Attorney that both allowed the ring-fencing of the Lincoln Park indictment and capped the maximum liability at $8m. This amount has been transferred into an escrow account. A date for the trial has yet to be announced. The costs incurred in 2003 in relation to the indictment were £1.4m and have been expensed as an exceptional item.

Authorisation for a **further 1,300 VLTs at Lincoln Park** was received from the Rhode Island Lottery Commission in January 2003, bringing the total number permitted to 3,000. Of the new VLTs, 572 were installed during the first half of the year, augmenting the existing 1,700. The implementation of the balance, and in particular, the location of all 3,000 VLTs in an optimal ground-floor location, is dependent on the construction of a new building at the Lincoln Park site. Construction is in turn dependent upon Lincoln Park securing a long-term revenue sharing agreement with the State. This agreement is essential, given that unexpected legislative changes reduced Lincoln Park's share of VLT revenue from 30.5% to 27% with effect from 1 July 2003, following a reduction from 31% in July 2002. In order to commit the required investment and thereby maximise revenue, it is imperative that assurance over future levels of revenue share is received.

In a **November 2003 referendum**, Colorado voters rejected a proposal to introduce VLTs into Colorado's racetracks. Wembley's Colorado operation supported the proposal because it believed that the proposal had a reasonable chance of success and, if passed, would have been of great benefit to Wembley, as it owns four out of the five racetracks in the State.

Operating profit (from continuing operations before exceptional charges) of £35.3m was £4.0m lower than in 2002 (£39.3m) caused, in particular, by the **strengthening of sterling against the US dollar** to an average rate of £1:$1.64 (2002: £1:$1.50). This adversely affected profit in the period by around £3.2m. Sterling has continued to strengthen against the US dollar to a current level of around £1:$1.87.

Revenues generated within the **US gaming** division remained strong, due primarily to the VLT operation at Lincoln Park. The average weekly VLT revenue, which is the key performance indicator of this business, increased by around 13% to $5.1m (2002: $4.5m). The additional 572 VLTs introduced during the first half of 2003 were largely responsible for this growth. However, the benefit of this increase in revenue was offset by the reduction in Lincoln Park's share of it.

The **UK gaming** division had a difficult year, particularly at its two London tracks. At Wimbledon, operational changes made mid-way through the year improved its performance in the second half. Following a review, the Board decided to dispose of the loss-making Catford track and operations there were ended in November 2003. Discussions with a potential acquirer of the site are progressing.

Following the announcement of the recommended cash acquisition of Wembley plc by MGM, no **final dividend** will be paid.

Business in 2004 has started well. The average weekly VLT revenue at Lincoln Park for the first seven weeks has increased by around 11% to $5.1m (2003: $4.6m). A new record of $6.2m was established in the week of the New Year's Day public holiday. With the introduction of a further 220 VLTs into the existing building during the first quarter of 2004, further revenue growth should be deliverable over the coming months.

I would like to take this opportunity, on behalf of the Board, to **thank the employees** of Wembley for their continued efforts during what has been a very challenging year for the Group. Assuming that shareholders vote in favour of the acquisition by MGM and the necessary regulatory approvals are received, I am confident that Wembley's three businesses and their employees will be in good hands as part of the MGM group.

Claes Hultman
Chairman and Chief Executive










YOUR DAY

The US gaming division comprises operations in Rhode Island and Colorado. Lincoln Park in Rhode Island is the major business through its operation of video lottery terminals ("VLTs"). In January 2003, approval was received for Lincoln Park to increase the number of VLTs that it operates from 1,700 to 3,000. Throughout most of 2003, Lincoln Park operated 2,272 VLTs. Lincoln Park also stages live greyhound racing at its track and provides wagering opportunities on televised greyhound and horse racing. The Colorado business owns and operates three greyhound-racing tracks and one horse-racing track, together with an off-track betting operation.

Operating profit from the US gaming division in 2003 was marginally down at $56.3m (2002: $56.9m). However, as a result of an adverse impact of approximately £3.2m arising from the strengthening of sterling against the US dollar to an average rate of £1:$1.64 (2002: £1:$1.50), sterling denominated profits were 9.2% lower at £34.4m (2002: £37.9m).

Rhode Island:
The VLT operation at Lincoln Park in Rhode Island is the principal contributor of profits to the US gaming division. In 2003, dollar denominated profits were slightly below those in 2002, despite the generation of record VLT revenues. This was principally due to legislative changes that reduced Lincoln Park's share of VLT revenue to 30.5% in the first half (2002: 31.0%) and 27.0% in the second half (2002: 30.5%) for an average share of 28.75% (average for 2002: 30.75%). Assuming no further legislative changes, the average for 2004 will be 27.0%.

In January 2003, the Rhode Island Lottery Commission granted Lincoln Park permission to install an additional 1,300 VLTs, bringing the total number permitted at Lincoln Park to 3,000. Given the space limitations in the existing building, 460 of the additional VLTs were installed on the second floor in March 2003, with a further 112 incorporated onto the ground floor during May 2003 in space created by the relocation of some pari-mutuel activities.

Historically, VLTs on upper floors have performed significantly less well than those located on the ground floor. As a result, management has sought to increase footfall to the second floor gaming areas by locating the more popular games there, through the

The addition of a further 572 VLTs into Lincoln Park during 2003 brought the total number operational throughout most of the year to 2,272. Another 220 VLTs are expected to be implemented during the first quarter of 2004, bringing the total to 2,492 out of the total permitted number of 3,000.



The 572 VLTs implemented during 2003 helped increase average weekly VLT revenue to $5.1m from an average of $4.5m in 2002.

$5.1m

+13%

construction of an adjacent bar and dining area and by hosting live comedy shows, karaoke and televised live boxing events. This strategy has proved successful, as the revenue generated by the second floor VLTs has exceeded expectations. The VLTs on the second floor generated net terminal income ("NTI") of around $200 per day, compared to previously experienced levels of around $100 per day. The NTI of VLTs on the ground floor was in the region of $350. There has been some movement of revenue from the ground floor VLTs to those on the second floor, as the NTI of the ground floor VLTs immediately before the introduction of the new VLTs was around $380. Therefore, not all of the NTI for the second floor machines is incremental revenue. Overall, the net effect of the new machines has been to add revenue at a level of around 30% of that generated by the original 1,700 VLTs on the ground floor. The movement of some revenue from the ground floor creates an opportunity to continue to grow revenue in this optimal area.

The impact of the additional VLTs on overall NTI was to reduce it in 2003 to an average of $337 per day (based on a weighted average number of VLTs of 2,160), compared to $377 per day in 2002 (based on a weighted average of 1,700 VLTs) *(Graph 1)*. As mentioned, immediately before the introduction of the new machines, NTI on the 1,700 machines had risen to around $380 per day. This demonstrates the potential for further revenue growth, although, to a large extent, this is dependent upon the construction of a new building in order to bring the VLTs down from the upper floor to a preferred ground floor location.

The growth in the average weekly VLT revenue in 2003 continues the pattern of revenue growth achieved over recent years. The average weekly VLT revenue in 2003 was $5.1m, compared to $4.5m in 2002, representing growth of around 13% *(Graph 2)*. Whilst the increased supply of VLTs during the year is a key factor behind this growth, the marketing programme at Lincoln Park has also contributed significantly. The less busy midweek days present a major opportunity for growth as the business usually operates at close to full capacity during the weekend. Two initiatives, scan card promotions, through the Diamond Club, and bus tours, also enabled double-digit increases to be achieved in average daily VLT revenue on these midweek days. The Diamond Club is Lincoln Park's customer loyalty programme and operates through the mail-out of scan cards that can be redeemed for free cash on predetermined days at Lincoln Park. Bus tours, where management arranges transportation for groups to visit Lincoln Park, were also used extensively to boost midweek business, with 159 tours in 2003 compared to 80 in 2002. As well as being successful in increasing VLT revenues, the bus tours have also contributed to an increase in revenues from onsite catering.

The average weekly VLT revenue by quarter since 2000 illustrates the consistent growth delivered and also the established trading pattern of a quieter fourth quarter *(Graph 3)*. The figure of $5.2m in the second quarter of 2003 includes one week in which a new record of $5.7m was achieved. This record was set in the week ended 31 May 2003, which included Memorial Day, a US public holiday. This record was subsequently beaten in the week ended 3 January 2004 when revenue of $6.2m was achieved; this week included the New Year's Day public holiday.

Graph 1
Average daily net terminal income (and average number of VLTs)



$
260
305
290
323
377
337
(1,200)
(1,276)
(1,604)
(1,700)
(1,700)
(2,160)
1998
1999
2000
2001
2002
2003

Graph 2
Average weekly VLT revenue (and average number of VLTs)



$'m
2.2
2.7
3.2
3.8
4.5
5.1
(1,200)
(1,276)
(1,604)
(1,700)
(1,700)
(2,160)
1998
1999
2000
2001
2002
2003

The average revenue for the first seven weeks of 2004 of $5.1m is around 11% greater than the $4.6m achieved in the corresponding period of 2003. This is due primarily to the additional 572 VLTs compared to the same period in 2003, although the result in 2004 has, to some extent, been adversely impacted by severe cold weather. A further boost will be obtained with the introduction of a further 220 VLTs during the first quarter of 2004, although the majority of these additional VLTs will be located on the second floor.

Legislative changes, introduced through the State of Rhode Island's budget setting process, resulted in Lincoln Park's share of VLT revenue being reduced to 27% from 1 July 2003. As part of this process, Lincoln Park sought to secure a long-term revenue sharing agreement with the State of Rhode Island, thereby establishing Lincoln Park's share of VLT revenues in order that the business can plan for the future and, in particular, commence construction of a new building to house all of the 1,300 additional VLTs in an optimal ground floor location. A proposed ten-year deal, with Lincoln Park receiving 27% throughout that period, was passed by the Senate, but did not get through the House of Representatives principally due to lack of legislative time. Such an agreement remains a key objective for the business in order to allow construction of the new building to commence. Only when this is achieved will the VLT revenue levels from all 3,000 VLTs be maximised.

No new competitive threats emerged during the year in the neighbouring States or from within Rhode Island itself. In Massachusetts, a proposal to allow slot machines at the State's four racetracks was deferred and may be considered again in 2004. The most immediate threat to the business is the possibility of approval for a casino in Rhode Island. A State sponsored Gaming Commission, established to study the impact of a casino in Rhode Island, published its findings in Spring 2003. This Commission recommended that a public referendum be held to allow the residents of Rhode Island to vote on whether to allow such a casino in the State. Such a referendum could be held in November 2004. Lincoln Park will actively campaign to ensure that, if a casino operation is allowed into Rhode Island, then it will have to pay a comparable proportion of revenues to the State of Rhode Island. For revenues generated at Lincoln Park, this rate is currently around 60%, which is likely to be unattractive to a casino operator.

The small losses generated by the racing operation at Lincoln Park increased due to an increase in the cost of broadcasting live horse-racing pictures for simulcast betting and the suspension during April 2003 of live greyhound racing at Lincoln Park following an outbreak of kennel cough.

Graph 3
Average weekly VLT revenue by quarter
$'m


Number of VLTs at end of quarter:
1,489 1,700
2,159 2,272
3.1
3.3
3.4
3.2
3.7
3.7
4.0
4.0
4.4
4.6
4.6
4.4
4.8
5.2
5.2
4.9
5.1
Q1
Q2
Q3
Q4
*Q1
2000
2001
2002
2003
2004
* Represents the average for the first seven weeks of 2004

Colorado:

The Colorado racetracks increased profits slightly compared to 2003, despite a reduction in betting revenue and a legislative change that increased the cost of running live races. This positive result was achieved through a reduction in the number of, expensive to stage, live races and by management continuing to achieve operating cost efficiencies.

In line with the trend experienced over the past few years, betting revenue declined by around 8% (2002: 9% down on 2001). This is a general industry trend, although it was exacerbated by management's decision to reduce the number of live races held at the Colorado racetracks. During 2003, the number of high-cost live racing performances reduced to 331, compared to 457 in 2002. They were replaced with more profitable simulcast racing product. Whilst this has resulted in a reduction in betting revenue, the shift from live racing to simulcast racing increased the overall profitability of the operation. This shift also accords with the changing preference of customers in Colorado and was facilitated by the introduction for the first time in 2003 of out-of-state greyhound signals, thereby increasing the availability of simulcast product in Colorado.

Management continued to target the cost base of the businesses, through rigorous spending control policies and by the more efficient utilisation of labour across the tracks, for example, through the introduction of "touch totes" – automated betting ticket issuing machines.

There was an increase in outside events held at the tracks during 2003, such as weddings, trade shows, business meetings and parties. In May 2003, the outsourced food and beverage concessions businesses at two of the tracks were brought in-house. This has increased the quality of catering offered at these tracks and is expected to increase profitability in 2004.

In November 2003, in a Statewide referendum held in Colorado, voters rejected the proposal known as Amendment 33 that would have commenced a State-run video lottery programme at Colorado's racetracks. Wembley's Colorado operation supported the proposal because it believed that it had a reasonable chance of success and, if passed, would have been of great benefit, being the owner of four out of the five racetracks in the State. Whilst the defeat of the amendment was unwelcome, in the end it was not altogether surprising given both the concerted opposition to the amendment, funded by casino interests operating in the State, and a reduction in support following the issue of the indictment in Rhode Island in September. Costs of £4.3m were incurred in the pursuit of this referendum and these have been expensed as an exceptional item. A strategic review is currently in progress to determine the most appropriate future strategy for the Colorado racetracks in light of this result.

Management in Colorado continued to focus on the control of operational costs. The number of, expensive to stage, live greyhound races held at the Colorado tracks was reduced from 457 in 2002 to 331 and replaced with more cost-effective simulcast (televised) racing.







Review of operations → UK gaming

The UK gaming division comprises six greyhound tracks located in Manchester (Belle Vue), Birmingham (Hall Green and Perry Barr), Oxford, London (Wimbledon) and Portsmouth, making Wembley the UK's leading owner/ operator of greyhound tracks. Operations at a seventh track in Catford in London ceased in November 2003.

The UK gaming division had a poor year, achieving an operating profit of £3.6m, which is approximately £0.9m (20.0%) below that achieved in 2002. The principal causes of this reduction were the disappointing performances of the two London tracks and increases in insurance costs and pension contributions.

In line with other UK leisure operators, the UK gaming division experienced challenging trading conditions during 2003. Following a reasonably buoyant start to the year, the traditional seasonal uplift in trading in the spring did not materialise. This situation continued into the summer and it was not until the autumn period that trading levels reached expectations. The final two months of the year were strong with excellent bookings at track restaurants and executive boxes over the Christmas season. The adverse trading conditions appeared most pronounced at the two London tracks, Catford and Wimbledon, with the other tracks impacted to a much lesser extent.

Profits at the Wimbledon track were significantly below those of prior years due to lower attendances and spend levels. Corporate bookings, in particular, were noticeably down on 2002 levels. At Wimbledon, management decided, on a trial basis, to continue into the first half of 2003, the four nights per week operating schedule that had been successfully introduced to provide for the strong Christmas demand in 2002. This additional weekly race meeting did not prove profitable, introducing additional costs. In May, Wimbledon reverted to the traditional three nights per week format, stepping back up to four nights for the busy Christmas period. In addition, staffing levels were reduced in line with market conditions.

Operations at the loss-making Catford track ceased in November 2003. Management had, for many years, been trying to acquire a parcel of land adjacent to the track in order to redevelop the facilities, thereby transforming the quality of the experience for the race-goer. Towards the end of 2003, it became evident that the additional land was not available at an acceptable price and that the operating losses were increasing to unacceptable levels. The closure of the track is consistent with the division's strategy, as without a major redevelopment, the facilities provided at the track were not of a suitable quality. Following the closure of the track, the profitable BAGS races previously held at the track were transferred to Wimbledon. Costs of closure of around £0.6m have been charged as an exceptional item. Discussions are currently taking place with a purchaser for the site that, it is anticipated, will conclude in the next few months.

The Perry Barr greyhound track in Birmingham was acquired in May 2003. A major expansion of its restaurant facilities will commence in 2004.



Greyhound tracks, as existing gaming centres in exclusively urban locations, have considerable potential to benefit from the anticipated future deregulation of gaming in the UK.

For the year as a whole, attendances, at a little under one million, were approximately 7% lower than in 2002. This is in line with the reduction in attendances for the UK greyhound-racing industry as a whole.

Despite the reduced attendances, the division was successful in continuing to increase the key spend indicators. Average catering spend per head increased by around 6% compared to 2002 and betting spend per head was up marginally on 2002 levels *(Graphs 4 and 5)*. Price rises and enhanced menus offered at all tracks largely drove the catering spend per head increase. In addition, the capital investment in the restaurant and catering facilities within the tracks over recent years played an important role.

In May 2003, the acquisition of the Perry Barr greyhound track in Birmingham was completed at a cost of £4.3m. This acquisition is consistent with the strategy of increasing the number of quality tracks in the portfolio and also forms part of the longer-term strategy of positioning the UK gaming division to take advantage of the anticipated gaming deregulation in the UK. This track is believed to have strong demographics for a casino operation. A £2.2m expansion of the restaurant at the track will commence in 2004, which will increase the dining capacity to around 500 covers and improve the facilities to the standard of our other quality tracks. Located in North Birmingham, the track benefits from a number of shared management functions with Hall Green located in South Birmingham.

In June 2003, the local authority planning committee in Liverpool heard and rejected a planning application for the construction of a new greyhound track in the city. We have charged the costs of the planning application as an exceptional item.

The first draft of the Gambling Bill was published in November 2003 and a Joint Scrutiny Committee was formed from both the House of Lords and the House of Commons. The Scrutiny Committee is scheduled to report back to Government by April 2004. It is expected that a final bill will be presented to Parliament in early 2005. Whilst the principal requirements of the greyhound industry have been incorporated into this first draft, it is still far from certain what the Gambling Bill and deregulation will involve and what the timescale for its implementation will be. However, it is apparent that greyhound tracks, as existing gaming centres in exclusively urban locations, have considerable potential to benefit from deregulation. To this end, preliminary work has commenced to identify which of our tracks have the appropriate demographics for the development of additional gaming facilities.

During the summer, the UK gaming division entered into a new three-year contract with Sky TV for the live televising of 30 greyhound-racing performances per annum. Following this agreement, a new three-year deal was also signed with William Hill for the sponsorship of the Sky televised race meetings. William Hill has also agreed to continue with its sponsorship of the Greyhound Derby and with the provision of limited bookmaking facilities at some of our tracks. Negotiations continue between the UK greyhound racing industry and the UK bookmakers regarding the future mechanism and quantum for bookmaker payments to the greyhound-racing industry.

Graph 4
Average catering spend per head


£
23.4
24.8
24.2
25.1
26.6
1999
2000
2001
2002
2003

Graph 5
Average betting spend per head


£
22.7
23.0
24.2
25.0
25.1
1999
2000
2001
2002
2003

Finance Director's review

Overview

Wembley plc experienced a difficult 12 months in 2003. Nevertheless, the financial position has remained strong.

Operating profit from continuing operations before exceptional items

Operating profit from continuing operations before exceptional items showed a reduction compared to last year. This was principally attributable to two key factors; a reduction in Wembley's share of video lottery terminal ("VLT") revenue within the US gaming division and the appreciation of sterling against the US dollar that reduced the reported sterling value of the US dollar profits.

	2003 £'m	2002 £'m	Change
US gaming	**34.4**	37.9	(9.2)%
UK gaming	**3.6**	4.5	(20.0)%
Central management	**(2.7)**	(3.1)	12.9%
Continuing operations before exceptional items	**35.3**	39.3	(10.2)%
Exceptional items relating to continuing operations	**(8.2)**	(0.4)	
Continuing operations	**27.1**	38.9	
Discontinued operations	**—**	(1.4)	
Exceptional items relating to discontinued operations	**—**	(1.6)	
Operating profit	**27.1**	35.9	

Within the US gaming division, the most significant contributor of profit was, once again, the Lincoln Park VLT operation in Rhode Island, USA. The key performance indicator at Lincoln Park is average weekly VLT revenue, which represents the gross amounts wagered by patrons net of the winnings paid out to them. In 2003, this increased by 13.3% to $5.1m (2002: $4.5m) due largely to an additional 572 VLTs that were introduced during the first half of the year. This increase continues the pattern of double-digit annual growth in this key performance indicator.

	Weighted average number of VLTs	% increase in number of VLTs	Average weekly VLT revenue ($'m)	% increase in VLT revenue
1997	1,200		1.9	
1998	1,200	—	2.2	15.8
1999	1,276	6.3	2.7	22.7
2000	1,604	25.7	3.2	18.5
2001	1,700	6.0	3.8	18.8
2002	1,700	—	4.5	18.4
2003	2,160	27.1	5.1	13.3

Despite the considerable increase in VLT revenue and the close control of operational costs, US dollar denominated operating profit was slightly below that achieved in 2002. This was due to a legislative change, effective from 1 July 2003, that reduced the share of VLT revenue attributable to Lincoln Park itself. The history of the VLT revenue sharing arrangements since the introduction of VLTs at Lincoln Park is shown below.

From:	Sep 1992	July 1995	July 2000	July 2002	**July 2003**
State of Rhode Island	38.0%	46.0%	51.0%	52.0%	**59.1%**
Lincoln Park	33.0%	31.0%	31.0%	30.5%	**27.0%**
VLT/central system suppliers	18.0%	16.0%	11.0%	11.0%	**9.5%**
Greyhound owners	10.0%	6.0%	6.0%	5.5%	**3.4%**
Town of Lincoln	1.0%	1.0%	1.0%	1.0%	**1.0%**

The erosion in Lincoln Park's share of revenue since 1992 clearly demonstrates the need for a long-term agreement in order to permit the business to progress. The profitability of the Lincoln Park operation will only be maximised when all 3,000 authorised VLTs are fully operational in a ground floor location, as VLTs on upper floors are less productive. The significant capital investment required to construct a new building to facilitate this cannot be justified unless the legislative risks in relation to revenue share are removed.

Impact of foreign exchange movements

In both 2002 and 2003, the strengthening of sterling against the US dollar has significantly impacted Wembley's sterling denominated reported results.

	1999	2000	2001	2002	2003
Average rate of £1:$	1.62	1.52	1.44	1.50	**1.64**
US$'m	35.6	42.3	47.9	56.9	**56.3**
Change		18.8%	13.2%	18.8%	**(1.1)%**
UK£'m	22.0	27.9	33.3	37.9	**34.4**
Change		26.8%	19.4%	13.8%	**(9.2)%**

The adverse exchange rate trend has continued into 2004, with the rate for the first seven weeks of 2004 averaging £1:$1.84. If this were to continue throughout the year, it would equate to an 11% reduction in the reported profitability of the US gaming division. If applied to the 2003 operating profit before exceptional items, the impact would have been a reduction of around £3.8m.

Wembley's stated policy is not to hedge its foreign earnings.

Exceptional items relating to continuing operations

Exceptional charges relating to the Group's continuing operations in 2003 totalled £8.2m (2002: £0.4m). The principal components were, in Colorado, £4.3m in respect of the VLT enabling initiative and a £1.7m provision for impairment in the value of a fixed asset and, in Rhode Island, costs of £1.4m arising in relation to the indictment issued in September 2003.

In November 2003, the voters of Colorado rejected a proposal that would have commenced a State-run video lottery programme at Colorado's racetracks. Costs of approximately £4.3m were incurred in pursuit of this initiative, primarily in relation to advertising. In addition, a provision of £1.7m has been made against the carrying value of one of the non-racing properties in Colorado, writing the carrying value of the property down to its estimated market value.

Costs of £1.4m (2002: £0.4m) arose from the investigation and subsequent indictment in Rhode Island and primarily comprise legal fees. The 2002 expenditure of £0.4m has been disclosed as an exceptional item, having previously been included within the result for the US gaming division.

Costs of £0.8m arose within the UK gaming division and comprise £0.6m of costs arising from the closure of the loss-making Catford greyhound stadium in November 2003 and the costs incurred in pursuing a one-off planning application for the development of a new track in Liverpool.

Sale or termination of continuing businesses

Fees of £0.5m had been incurred in the period to 31 December 2003 in relation to progressing the potential sale of the Wembley Group. These fees were paid to the Group's financial, tax and legal advisers in both the UK and USA and included the development of a scheme to reorganise the Lincoln Park corporate entity and thereby separate the indictment from the remainder of the Group.

Sale or termination of discontinued businesses

A charge of £1.4m (2002: £8.7m) arose in 2003 comprising a loss of £1.1m in relation to the disposal of Corporate Innovations and legal fees of £0.7m incurred in relation to litigation in Hong Kong, partially offset by deferred proceeds of £0.4m received from the sale of Wembley Ticketing in 2002.

In February 2003, Wembley agreed the sale of The Corporate Innovations Company Limited to a management buy-out team for £50,000 together with an interest bearing loan note of £1.0m receivable in instalments during 2004 and 2005. A cash facility of £0.15m was also made available for the period through to 1 April 2005. Following a review of the performance of this business in 2003, a provision has been made against both the deferred consideration and the cash facility. In total, a loss of £1.1m has been recorded.

The Hong Kong litigation is a long running dispute arising from the management of the Hong Kong stadium by a Wembley subsidiary company during the mid-1990s. Wembley is defending a claim for breach of contract and is counterclaiming that the contract was unlawfully terminated. The trial concluded in January 2004 and we are awaiting the judge's verdict. In total, costs of £0.7m were incurred in 2003.

Net interest

Net interest receivable of £0.9m (2002: £0.6m) includes £0.8m (2002: £0.4m) from the release of a proportion of the discount recorded in relation to the deferred proceeds receivable from the sale of the Wembley Complex. This discount was recorded in order to bring the deferred amounts back to their estimated present value. A final release of the discount, totalling around £0.4m, will occur in 2004.

Taxation

The tax charge in 2003 of £13.0m (2002: £10.8m) represents an effective rate of 49.8% (2002: 41.3%). These high effective rates arise because of the disallowance, for tax purposes, of a number of exceptional items in both years. However, their impact on the effective rate in 2002 was almost totally mitigated by a tax credit of £4.5m following tax repayments in both the US and UK.

No relief has been taken for the following items in calculating the tax charge in 2003: the costs incurred in relation to the Colorado VLT initiative (£4.3m) and Hong Kong litigation (£0.7m), the loss arising on the sale of The Corporate Innovations Company Limited (£1.1m), a provision for property write down (£1.7m), costs in relation to the proposed sale of Wembley plc (£0.5m) and £0.5m of the closure and aborted planning costs within UK gaming. In addition, the deferred proceeds received from the sale of Wembley International Limited/Wembley Ticketing (£0.4m) are not subject to tax due to brought forward capital losses.

Adjusting for both these above one-off items and adjustments in respect of prior years taxes, the effective rates are 38.9% in 2003 and 40.2% in 2002. The reduction in the adjusted effective tax rate in 2003 is attributable to an increase in the relative contribution of UK taxable profits towards the Group's total taxable earnings. In 2002, the UK contributed a net tax loss and, as such, zero towards total Group taxable earnings.

The adjusted effective rates are in line with those anticipated, given the rates ruling in the respective jurisdictions in which the Group operates:

Rhode Island:	State tax	9%
	Federal tax	35%
Colorado:	State tax	5%*
	Federal tax	35%
UK:	Corporation tax	30%

* not payable due to brought forward losses.

Payments in respect of State tax are allowable deductions in calculating Federal tax payments.

Dividends and earnings per share

No final dividend will be paid for 2003 (2002: 12.0p per share) in light of the proposed acquisition of Wembley by MGM MIRAGE, as announced in January 2004. An interim dividend of 6.5p (2002: 6.0p) was paid on 19 September 2003.

Earnings per share in 2003 were 37.9p (2002: 42.7p). However, both years' figures are distorted by a number of one-off items which, when eliminated, give rise to adjusted earnings per share figures of 64.0p in both 2003 and 2002.

	2003 Pence	2002 Pence
Basic earnings per share	**37.9**	42.7
Adjustments in respect of:		
Sale or termination of continuing operations	**1.5**	—
Exceptional items relating to continuing operations	**23.7**	1.1
Tax on certain exceptional items relating to continuing operations	**(1.9)**	(0.5)
Sale or termination of discontinued operations	**4.0**	24.2
Provision for loss on sale of discontinued operations	**—**	4.7
Exceptional items relating to discontinued operations	**—**	4.4
Prior year tax adjustments	**(1.2)**	(12.6)
Adjusted earnings per share	**64.0**	64.0

The impact on the 2003 earnings per share figure, relative to the 2002 figure, from the strengthening of sterling against the US dollar was a reduction of approximately 5.1p.

Cash flow

Wembley entered 2003 with net cash of £3.9m and closed the year with net cash of £19.0m. A reconciliation of the principal movements is shown on page 17:

	£'m
Opening net cash at 1 January 2003	3.9
Cash from operations	29.3
Capital expenditure	(5.4)
Acquisition of Perry Barr greyhound track	(4.3)
Tax paid	(13.0)
Deferred proceeds on sale of Wembley (London) Limited	15.0
Dividends paid	(6.4)
New shares issued	0.7
Miscellaneous	(0.8)
Closing net cash at 31 December 2003	**19.0**

The cash generated from operations is net of £4.3m incurred in respect of the Colorado VLT initiative and legal fees of £1.4m paid in relation to the Rhode Island investigation and subsequent indictment.

On 1 December 2003, a net £15.0m was received, representing the second instalment due to Wembley arising from the sale of the Wembley Complex in August 2002, when Wembley (London) Limited was sold for £48.6m in cash. £16.0m was received on completion. The balance was receivable in instalments of £18.6m in December 2003 and £14.0m in December 2004. The two deferred payments were to be reduced by intercompany balances owing by Wembley of £3.6m and £0.2m respectively. An intercompany balance of £0.5m payable to Wembley is due to be received in June 2004.

Balance sheet

The Group had net assets at 31 December 2003 of £188.0m, compared to £189.0m at the beginning of the year. The table below shows the principal movements:

	£'m
At 1 January 2003	189.0
Retained profit for the year	10.8
Exercise of share options	0.7
Exchange differences	(12.5)
At 31 December 2003	**188.0**

Approximately £0.7m was received from the issue of around 185,000 shares following the exercise of options under the Group Sharesave and Senior Executive share option schemes.

The exchange difference of £12.5m arises as a result of the exchange rate moving from £1:$1.61 at 31 December 2002 to £1:$1.79 at 31 December 2003.

Lincoln Park indictment

Both the contingent liability note (Note 25) and the auditors' report to shareholders (page 53) draw attention to the potential implications for Lincoln Park of an adverse outcome at trial. The Board of Wembley believes that no US laws were broken and that there was no intention to break any US laws. No payment was approved, no payment was ever made and the Board remains of the view that these allegations are without foundation. In addition, if the proposed acquisition of Wembley plc by MGM MIRAGE is completed in the way set out in these Accounts, then the licences that are identified as being vulnerable should a conviction occur will already have been transferred out of the indicted corporate entity. As a consequence, and following the agreement earlier in the year with the US Attorney, the maximum aggregate penalty that could be sought against Lincoln Park is capped at $8m.

Introduction of international financial reporting standards ("IFRS")

The current requirements of IFRS indicate that Wembley's conversion to IFRS will not require significant changes to the Group's information systems or operations. This is due to the relatively simple nature of the Group's corporate structure, operations and financing arrangements.

The International Accounting Standards Board has set a target date of 31 March 2004 for the finalisation of the requirements of IFRS. At this point, Wembley will conduct further detailed evaluation work. Further developments in relation to IFRS and their impact on Wembley will continue to be monitored.

Treasury management

The Group's centralised treasury function operates in accordance with Board approved policies, with specific Board approval required for non-routine transactions. It is the Group's policy neither to enter into speculative transactions nor to trade in financial instruments, particularly the hedging of future US dollar cash flows.

The Group does not currently use any form of derivatives, although the Board monitors this situation. If it were felt that such instruments would benefit the Group, then appropriate actions would be taken.

The key Group policies with respect to managing financial risk are:

Wembley plc vs FTSE Leisure and Hotels Index
to 20 Feb 2004


100%
0%
-50%
2000
2001
2002
2003
2004
100.0%
Wembley
0.0%
FTSE L&H

Liquidity risk

The Group's policy is to ensure that funding is available to meet future projected cash flow requirements. This is achieved by a combination of investing surplus funds on short-term deposits (ranging from one week to a maximum of three months) and utilising the Group's committed banking facilities. The Group has a five-year unsecured credit facility of £40m with Barclays Bank plc, with a margin of LIBOR plus 0.6%. This credit facility expires in January 2007. In addition, an annually renewed overdraft facility of £5m (2002: £5m) is also in place with Barclays Bank plc.

Interest rate/credit risk

It is the Group's policy to ensure that competitive interest rates are received on surplus funds whilst maintaining the security of those funds.

Surplus funds are deposited with acceptable borrowers, being defined as banks or building societies with an AA credit rating or higher. The maximum amount deposited with any one financial institution is £10m. Competitive rates of interest are ensured by market testing the rates on offer.

The Group borrows money at floating rates of interest from either the Group's unsecured credit facility or the overdraft facility.

The average rate of interest received on money market deposits in 2003 was 3.69% (2002: 3.70%).

Foreign currency risk

The Group's businesses are located in the UK and US. The majority of profits originate in the US, as do the majority of assets. This results in currency exposures on the translation of US profits, cash and net assets. The results and assets of the Group are therefore sensitive to movements in the UK£:US$ exchange rate.

There are no third-party transactions undertaken by any business unit during the course of its business activities that involve a currency other than its own functional currency.

The Board does not enter into speculative derivative products.

Share price and market capitalisation

Date	Share price pence	No. of shares in issue 'm	Market capitalisation £'m
1 January 2003	702.5	34.5	242
31 December 2003	602.5	34.7	209
20 February 2004	765.0	34.7	265

The highest and lowest share prices during 2003 were £8.10 and £4.15 respectively. The average share price for the year was £6.13. The closing share price on 20 February 2004 was £7.65 per share.

The graph above shows the movement in the Wembley plc share price relative to the FTSE Leisure and Hotels Index since 1 January 2000.

Mark Elliott
Finance Director

Five year summary

Profit and loss account

	1999 £'000	2000 £'000	2001 £'000	2002 £'000	2003 £'000
Turnover:					
Continuing operations	72,014	84,011	101,162	101,127	97,917
Discontinued operations	37,682	31,033	37,239	13,891	–
	109,696	**115,044**	**138,401**	**115,018**	**97,917**
Operating profit:					
Continuing operations	23,614	29,360	35,089	39,273	35,257
Exceptional items relating to continuing operations	–	–	–	(400)	(8,189)
Operating profit from continuing operations	**23,614**	**29,360**	**35,089**	**38,873**	**27,068**
Operating profit from discontinued operations	1,435	(1,581)	(2,267)	(1,422)	–
Exceptional items relating to discontinued operations	–	–	–	(1,590)	–
Operating profit	**25,049**	**27,779**	**32,822**	**35,861**	**27,068**
Profit on sale of tangible fixed assets	–	1,643	–	–	–
Sale or termination of businesses	–	2,058	–	(10,363)	(1,907)
Share of operating loss in associate	–	(1,029)	–	–	–
Net interest receivable	1,597	1,595	737	613	937
Profit on ordinary activities before taxation	**26,646**	**32,046**	**33,559**	**26,111**	**26,098**
Tax on profit on ordinary activities	(10,232)	(5,328)	(12,070)	(10,781)	(13,001)
Profit for the financial year	**16,414**	**26,718**	**21,489**	**15,330**	**13,097**
Ordinary dividend	(3,844)	(4,369)	(5,546)	(6,211)	(2,263)
Retained profit for year	**12,570**	**22,349**	**15,943**	**9,119**	**10,834**

Key statistics

	1999	2000	2001	2002	2003
Earnings per share (pence)	31.3	61.7	55.8	42.7	37.9
Adjusted earnings per share (pence)	31.3	40.2	54.2	64.0	64.0
Dividend per share (pence)	8.0	11.0	15.0	18.0	6.5
Dividend cover on adjusted earnings (times)	3.9	3.7	3.6	3.6	n/a
Average exchange rate (UK£:US$)	1.62	1.52	1.44	1.50	1.64
Share price:					
High (pence)	383.5	622.0	757.5	837.5	810.0
Low (pence)	305.0	382.5	559.0	605.0	415.0
At 31 December (pence)	382.5	562.5	692.5	702.5	602.5
Number of shares at 31 December ('m)	48.1	40.5	37.1	34.5	34.7
Market capitalisation at 31 December (£'m)	184.0	227.8	257.2	242.2	209.1
Lincoln Park, Rhode Island:					
Weighted average number of VLTs	1,276	1,604	1,700	1,700	2,160
Average weekly VLT drop ($'m)	2.7	3.2	3.8	4.5	5.1
Average % retained by Lincoln Park	31.0	31.0	31.0	30.75	28.75

Where relevant, the results for 2001 have been restated for the impact of the implementation of FRS 19 – Deferred Tax.

Report of the Directors

The Directors of Wembley plc present their Report and the Group Accounts for the year ended 31 December 2003.

Principal activities
The principal activity of the Company and its trading subsidiaries (the Group), both in the UK and USA, is track-based gaming.

Results
The results for the year and the financial position are set out in the Accounts on pages 32 to 52. Comments on the results for the year and on the future outlook are contained within the Chairman's statement, the Review of operations and the Finance Director's review on pages 2, 6 and 14 respectively.

The principal component of Group profit arises from the video lottery terminal operation at Lincoln Park in Rhode Island, USA.

Dividend
Following the announcement of the recommended cash acquisition of Wembley plc by MGM MIRAGE, no final dividend will be paid (2002: 12.0p). An interim dividend of 6.5p per share (2002: 6.0p) was paid on 19 September 2003.

Policy on payment of creditors
The policies adopted by the individual companies within the Group are dictated by the individual markets in which they operate. In general, suppliers to the Group are paid either in accordance with terms agreed in advance or at the end of the month following receipt of the invoice. The Company has no trade creditors.

Substantial share interests
At 20 February 2004, the following substantial interests in the Company's share capital have been notified to the Company in accordance with the Companies Act 1985:

	Number of ordinary shares	%
Active Value Fund Managers	7,732,500	22.28
Schroder Investment Management	4,962,685	14.30
Fidelity Investments	3,618,409	10.43
Morley Fund Management	1,817,650	5.24
Credit Suisse First Boston Equities	1,463,970	4.22
Laing & Cruikshank Investment Management	1,440,000	4.15
Legal and General Investment Management	1,347,396	3.88
UBS Global Asset Management	1,153,687	3.32

Directors
The Director retiring by rotation at the Annual General Meeting in accordance with the Company's Articles of Association is Peter Harris who, being eligible, offers himself for re-election. All non-executive Board members are considered to be Independent Directors.

Directors' interests
The beneficial interests of the Directors in the shares of the Company and their options over shares in the Company are shown in the Directors' remuneration report on page 27.

Executive Share Option Schemes and Savings Related Share Option Scheme (the Sharesave Scheme)
Two Executive Share Option Schemes exist.

The first Scheme is an Inland Revenue Approved Share Option Scheme. No options were granted and options over 42,019 ordinary shares were exercised during the year; options over 4,878 shares lapsed.

The second Scheme is an Inland Revenue Unapproved Option Scheme under which no options were granted during the year; options over 86,380 ordinary shares were exercised during the year and options over 35,906 shares lapsed.

Under the Sharesave Scheme, options over 38,811 shares were granted during the year, options over 56,535 shares were exercised and options over 67,519 shares lapsed.

Directors' remuneration report
The Directors' remuneration report is on pages 22 to 27 inclusive. Shareholders will be asked to vote on the report.

Employment policy
The promotion of equal opportunities in employment for all staff, including disabled persons, is a fundamental policy of the Group. All operating companies in the Group are required to develop and implement employment practices that do not discriminate in terms of race, religion, colour, ethnic or national origins, age, sex, sexual orientation or marital status.

Employees' involvement in the performance of the business is encouraged, with staff kept regularly informed through team briefings, staff bulletins and other informal means. Training is given to managers and supervisors in skills and attitudes necessary for good communications and involvement of staff.

Power to allot ordinary shares
It is proposed to seek renewal of the authority for the Directors to allot ordinary shares for a period expiring on the earlier of the next Annual General Meeting and 15 months from the date of the resolution being passed.

The £12,776,331 nominal amount of relevant securities to which this authority relates, represents approximately one-third of the issued ordinary share capital of the Company at the date of this Report together with £1,207,977 to cover shares under option. The Directors do not presently have any intention of exercising this authority.

The Directors are seeking shareholders' approval to renew the resolution to disapply the statutory pre-emption rights in connection with the issue of ordinary shares by way of rights, subject to the right of the Directors to take such actions as they deem necessary, where difficulties arise in offering shares to shareholders resident outside the United Kingdom or where fractional entitlements arise.

Approval is also being sought to disapply the statutory pre-emption rights in relation to allotments of ordinary shares for cash up to an aggregate nominal value of £867,627 representing 2.5% of the existing issued ordinary share capital.

Authority to purchase own shares
The Directors are seeking authority for the Company to purchase a proportion of its shares, subject to the limits referred to in the Notice of Annual General Meeting. This authority will apply to up to 5,171,054 shares, representing 14.9% of the issued share capital at the date of this Report or an amount of 14.9% of the issued share capital at the date of the Annual General Meeting, whichever is the lower. The Directors require this authority in order to ensure maximum flexibility should they decide to return further cash to shareholders. The purchases will only be made on the London Stock Exchange when, in the opinion of the Directors, they will result in an improvement in earnings per share and are in the interests of shareholders generally. A purchase of 15% or more of the issued share capital would be made by way of a tender (or similar) offer to all shareholders. The Directors do not intend to use any such authority in advance of the proposed acquisition by MGM MIRAGE.

Donations
The Group made UK charitable donations of £18,000 (2002: £12,000) and no political donations.

Auditors
A resolution to reappoint Ernst & Young LLP as the Company's auditors will be put to the forthcoming Annual General Meeting.

By Order of the Board

Diana Bromley
Company Secretary
23 February 2004

Board of Directors



Claes Hultman
Chairman and Chief Executive

Age 57. Claes joined the Board as Chairman in May 1995. In September 2003, he was additionally appointed Chief Executive, at which point he stepped down from membership of the Audit and Remuneration Committees. Claes has executive management experience in a variety of organisations throughout Europe and the USA. From 1991 to 1998, Claes was Chief Executive of Eurotherm plc, a provider of industrial electronics equipment, and from 2001 to 2002 he was Chairman of Keystone Solutions Group plc, a provider of software for professional firms. He is also Chairman of Phototherapeutics Group Limited and Creandum AB.



Mark Elliott
Finance Director

Age 38. Mark joined the Board as Finance Director in October 1998. He is a chartered accountant who has been with Wembley in a variety of finance roles for almost 14 years. Prior to joining the Board, Mark was Financial Controller, having joined Wembley from Ernst & Young.



Neil Chisman
Non-Executive Director ◆c ♣

Age 56. Neil joined the Board in May 1999. He is a certified accountant and until October 2002 was a member of the Financial Reporting Council. Neil was Finance Director of Stakis plc, the hotel and casino operator, for ten years to 1999 before becoming Group Finance Director and Managing Director of the UK service operations of Thorn Limited, the international electrical appliance rental business, until its sale in December 2000. He is a non-executive Director of ifx Group plc, the financial trading and spread betting provider.



Peter Harris
Non-Executive Director† ◆ ♣c

Age 52. Peter joined the Board in May 1999. He is a chartered accountant who has international experience in a variety of companies. Since January 1999, Peter has been a Group Managing Director of RAC plc (formerly Lex Service plc), the leading automotive services provider, having formerly been its Finance Director.

Nigel Potter
Nigel Potter resigned from the Board on 17 September 2003.

◆ Audit Committee ♣ Remuneration Committee
c Committee Chairman † Senior Independent Director

Advisers

Registered office
Wembley plc
Elvin House
Stadium Way
Wembley HA9 0DW

Auditors
Ernst & Young LLP
Registered Auditor
1 More London Place
London SE1 2AF

Bankers
Barclays Bank plc
London Corporate Banking
50 Pall Mall
PO Box No 15162
London SW1 1QB

Financial advisers
Hawkpoint Partners
4 Great St Helen's
London EC3A 6HA

Stockbrokers
Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Solicitors
Clifford Chance LLP
10 Upper Bank Street
London E14 5JJ

Lawrence Graham
190 Strand
London WC2R 1JN

Memery Crystal
31 Southampton Row
London WC1B 5HT

Adler, Pollock and Sheehan
2300 Financial Plaza
Providence, RI 02903 2443
USA

Registrars and transfer office
Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH

Directors' remuneration report

The Board is reporting to shareholders in accordance with the Companies Act 1985 (as amended by the Directors' Remuneration Report Regulations 2002).

The Company's policy on executive remuneration and the compensation arrangements for each of the senior executives in the Group, including in particular, the remuneration of the Executive Directors, is supervised by the Remuneration Committee, who make recommendations to the Board. The Remuneration Committee consists solely of non-executive Directors. Members of the Committee are shown on page 21.

In carrying out its responsibilities, the Committee takes advice in respect of the design and implementation of its employee share schemes from the independent remuneration advisers, New Bridge Street Consultants, and, in respect of pensions, from Hewitt, Bacon and Woodrow. The Committee has not formally appointed any remuneration advisers.

Policy on remuneration of Executive Directors and senior executives

Total level of remuneration
The Committee aims to ensure that the remuneration packages offered are both competitive and designed to attract, retain and motivate Executive Directors and senior executives of the right calibre.

Individual components
The Group has in place performance related reward policies in which targets are measurable. These are designed to divide remuneration between a fixed sum and a bonus linked to performance. The bonus is only available when results are better than certain preset targets and in this way, shareholders and executives both participate in the success of the Group.

Potential total earnings, including bonuses, are benchmarked against organisations of similar size and complexity. The policy of the Committee is to set the level of fixed remuneration at the median, subject to experience and past performance. However, the Committee believes that exceptional levels of performance should deliver upper quartile levels of total remuneration. Accordingly, the normal policy is that variable pay accounts for a significant proportion of the total potential remuneration of Executive Directors. Variable pay comprises an annual bonus scheme and a share option scheme under both of which rewards are linked to the achievement of challenging performance targets. Performance criteria for both schemes include sliding scales of reward so that Executive Directors and senior executives are incentivised to perform at the highest level.

On 9 September 2003, BN Potter, Chief Executive of Wembley plc, was indicted by a Federal Grand Jury in Rhode Island, USA, and consequently stood down from his executive duties in order to devote time to the preparation of his defence. Consequently, CA Hultman, who has been non-executive Chairman of Wembley plc since May 1995, became an Executive Director with his appointment to the role of Chairman and Chief Executive. For the period that CA Hultman performs this role, he receives a fixed sum of £45,000 per month. He receives no other benefits and does not participate in the annual bonus, share option or Group pension schemes.

Details of the Directors' remuneration are set out in the table on page 25. The main components for the other Executive Directors that served during the year are:

i. *Basic salary* Basic salary for each Executive Director is determined by the Remuneration Committee taking into account both the performance of the individual and external market data from independent sources on the rates of salary for similar positions in comparable companies.

ii. *Annual bonus* The Executive Directors and senior executives are eligible for annual performance related bonuses that are non-pensionable, on formulae determined in advance of each year by the Remuneration Committee.

   For the year ended 31 December 2003, no bonuses were paid to any Executive Director or senior executive within the Group due to the Group not having achieved results in excess of those achieved in 2002.

   The 2004 bonus scheme has been established on a similar basis to that applied in 2003. For the Executive Directors, it is based on growth in adjusted earnings per share compared to the adjusted earnings generated in 2003. For senior executives, it is based on growth in individual company profits compared to those generated in 2003. In the event of a sale of the Company, appropriate alternative arrangements will be put in place.

iii. *Benefits* Car (or cash alternative), pension, life assurance, permanent health insurance and medical cover are available to all senior executives and Executive Directors.

iv. *Share options* The Company believes that share ownership by Executive Directors and senior executives strengthens the link between their personal interests and those of the shareholders. Grants of options will be phased in over a period at the discretion of the Remuneration Committee. Options granted under the unapproved scheme will be subject to income tax when exercised. Options granted prior to 2000 are not exercisable unless the Group's earnings per share, as determined in consultation with the Company's auditors, over the preceding three-year period as a whole, has grown in excess of the rate of increase in the Retail Price Index ("RPI") over the same period. Options granted in 2000 are not exercisable unless the growth in earnings per share over the same three-year period exceeds the rate of increase in the RPI by an average of 3% per annum. Options granted in 2001 and beyond, similarly have an RPI plus 3% test, except in those circumstances where either the total value of all outstanding options granted to an individual exceeds 4x basic salary or the value of options granted to an individual in the year exceeds 1x basic salary. In these two cases, for those options in excess of either the 4x basic salary or 1x basic salary tests, the requirement increases to RPI plus 5%.

   The Committee believes that these performance targets are transparent to both the Company and the grantees and are appropriately demanding to incentivise and reward Executive Directors to deliver outstanding sustained returns to shareholders.

   Under the rules of the schemes, the remuneration Committee applies an annual limit to the grant of options of up to 2x basic salary or, in exceptional circumstances such as senior executive recruitment, up to 3x basic salary.

   The performance targets under the scheme for future option grants have been strengthened so that, if they are not met on the first occasion when an option becomes exercisable, the previous system of rolling retests has been replaced by one whereby they may be retested annually for a further two years only and from a fixed base point. If the performance targets are not met by the end of the fifth year, the option will lapse.

   The Committee retains its discretion to vary both the number of options granted, up to the prescribed limits, and the performance targets required, so as to ensure that the targets are appropriately challenging and align the potential rewards to grantees to the returns generated for shareholders. In accordance with the rules of the schemes, the Remuneration Committee intends, in the event of a sale of the Company, to exercise its discretion and reduce the period over which the performance criteria are measured for options granted in 2002 to two years.

v. *Fees to non-executive Directors* The remuneration of each of the non-executive Directors is determined by the Board and consists of fees only. They do not receive an annual bonus and do not participate in either the share option schemes or the Group pension scheme. In view of the demanding requirements expected of a comparatively small group of non-executive Directors, it is the Company policy to set fees for non-executive Directors at the upper quartile, benchmarked by external market data from a comparator group of companies. Non-executive Directors neither participate nor vote in any discussion relating to their own remuneration.

Service agreements and letters of appointment

The normal policy of the Company is that new executive appointments to the Board will be engaged on a one-year rolling contract.

On 10 September 2003, CA Hultman commenced employment with the Company as Chairman and Chief Executive, for which he has a service agreement with the Company dated 13 October 2003, under which his employment is terminable by either party giving one month's notice. Before commencing this employment, CA Hultman was non-executive Chairman of the Company under a supply of services agreement with City Reset Limited dated 27 September 1999. This agreement has been suspended for the duration of CA Hultman's employment with the Company and will resume on the termination of his employment. This supply of services agreement expires on 30 September 2005, unless CA Hultman resigns, which will be with immediate effect, or the Company gives twelve months' notice.

The employment of CA Hultman from 10 September 2003 in the combined role of Chairman and Chief Executive was only intended as a short-term solution to the problems caused by the issue of the indictment in Rhode Island. The Wembley Board has always been committed to corporate governance best practice, which would require that the roles of Chairman and Chief Executive be split. It was therefore decided that, in the event that a sale of Wembley plc was not concluded, in the short term, CA Hultman would assume the role of Chief Executive on a permanent basis and a new non-executive Chairman would be sought.

Accordingly, in an agreement dated 17 December 2003, the Company and CA Hultman agreed that, in the event that Wembley appointed a new non-executive Chairman, CA Hultman would be appointed Chief Executive and his terms and conditions of employment as Chief Executive would be amended so as: i) to delete the term within his current service agreement that allows for the resumption of the supply of the services agreement with City Reset Limited in the event of the termination of the service agreement; ii) for the period through to the conclusion of the trial in Rhode Island, his remuneration would be on the same terms as per the current service agreement, namely, a salary of £45,000 per month with no entitlement to any annual bonus, pension, share options or any other employee benefit; iii) at the conclusion of the trial, all of the terms and conditions above will be reviewed, and subject to mutual consent, will be amended to ensure that the structure of the remuneration package is appropriately matched to the ongoing commercial objectives of the role and the general principles of good practice for executive remuneration; and iv) the period of notice under the new agreement would be twelve months' notice by either party.

MJ Elliott is on a rolling one-year contract dated 13 January 1999. The notice period for termination of the service contract is therefore one year, with a formula agreed in which the compensation entitlement on early departure is an amount equivalent to the highest annual remuneration (basic salary and bonus) of the previous three years and a sum to cover one year's benefits. However, in the event of a change of control of the Company, the notice period increases to two years and the compensation entitlement similarly increases to twice the amount payable on early departure.

BN Potter, in a contract dated 30 November 1998, has the same contractual terms as MJ Elliott. This contract continues to remain in force.

Non-executive Directors are appointed for an initial period of three years and further periods of three years by mutual consent. Neil Chisman and Peter Harris have served since May 1999 and their current appointments expire in May 2005.

Pensions (including life assurance)

MJ Elliott is a member of The Wembley 1989 Pension Scheme, although on special terms, based on an accrual rate of 30ths of scheme salary and a retirement age of 60. It is an Inland Revenue approved, final salary, occupational pension scheme. Pensionable salary is the member's basic salary, excluding all bonuses, capped under Inland Revenue rules at £99,000 for 2003/4. Life cover of four times pensionable salary is included. A top-up scheme in respect of MJ Elliott's life assurance is in force as a consequence of his pension being capped under Inland Revenue rules.

In addition, for MJ Elliott, an amount equivalent to 20% of the difference between his salary and the Inland Revenue imposed earnings cap (currently £99,000) was paid as a pension supplement to help mitigate the impact of the earnings cap.

BN Potter participates in The Wembley 1989 Pension Scheme on exactly the same terms as MJ Elliott. An amount equivalent to 50% of the difference between his salary and the Inland Revenue imposed earnings cap was paid as a pension supplement into a Funded Unapproved Retirement Benefit Scheme ("FURBS") to help mitigate the impact of the earnings cap.

Policy on external directorships

The Company recognises that its Executive Directors may be invited to become non-executive Directors of other companies and that this additional experience may benefit both the Company and the individual Directors. Executive Directors are ordinarily therefore permitted to accept one non-executive appointment each, provided it: is not with a competing company; is not likely to lead to any conflict of interest; does not interfere with the abilities of the individual to perform his or her function as an Executive Director of the Company; and can be demonstrated to have benefits for the development of the individual or the Company. The fees payable to an Executive Director by another company, for service as a non-executive Director of that company, are retained by the individual Director.

Upon his appointment to the combined role of Chairman and Chief Executive of Wembley plc, CA Hultman was already Chairman of both Phototherapeutics Group Limited and Creandum AB, receiving and personally retaining fees of £25,000 and SKr250,000 (approximately £19,000) per annum respectively. The Remuneration Committee permitted CA Hultman to retain these existing non-executive roles for the duration of his employment as an Executive Director.

BN Potter was a non-executive Director of Regent Inns plc during the year and retained fees of £16,300 in respect of this appointment through to the date of his resignation as a Director of the Company.

Total shareholder return


£250
£100
£197.64
Wembley
£93.84
FTSE L&H
1998
1999
2000
2001
2002
2003

The graph charts the cumulative shareholder return compared to the FTSE Leisure and Hotels Index.

This index was selected as it is considered to be the most appropriate sector to which to compare the Wembley business.

The following information was subject to audit:

Directors' remuneration

The total remuneration of the Directors, including pension contributions, was as follows:

	2003 £'000	2002 £'000
Executive Directors:		
basic salary	**540**	412
benefits	**35**	40
performance related bonus	**—**	216
Total remuneration	**575**	668
pension contributions	**65**	36
pension supplement	**82**	90
	722	794
Non-executive Directors:		
fees (page 26)	**137**	160
Total Directors' remuneration	**859**	954

The components of the remuneration of the Executive Directors holding office during 2003 were as follows:

	Basic salary £'000	Benefits £'000	Performance related bonus £'000	Total remuneration 2003 £'000	Total remuneration 2002 £'000
CA Hultman	168	–	–	**168**	–
BN Potter	194	15	–	**209**	392
MJ Elliott	178	20	–	**198**	276
Total 2003	**540**	**35**	**—**	**575**	668
Total 2002	412	40	216	668	

Remuneration for CA Hultman represents basic salary from the date of his appointment as an Executive Director on 10 September 2003. Remuneration for BN Potter represents basic salary and benefits received for services performed as an Executive Director until he resigned from the Board on 17 September 2003.

The following table details the pension entitlements of each Executive Director holding office during 2003:

	Accrued annual pension entitlement at age 60 as at 31 December 2003 £'000	Increase in accrued benefits excluding inflation "X" £'000	Increase in accrued benefits including inflation £'000	Transfer value of increase "X" less Directors' contributions £'000	Transfer value of accrued benefits at 1 January 2003 £'000	Transfer value of accrued benefits at 31 December 2003 £'000	Increase in transfer value less Directors' contributions £'000
BN Potter	37	3	4	42	484	590	101
MJ Elliott	44	3	4	14	262	294	27

Note 1 Directors' pension contributions in 2003 for BN Potter were £3,511 (until 17 September 2003) and for MJ Elliott were £4,928.

Note 2 Once in payment, pensions are guaranteed to rise in line with any increases in the Retail Price Index, subject to a maximum of 5% per annum.

Note 3 In the event of the death of an Executive Director, a pension equal to one-half of the Director's pension will become payable to a surviving spouse.

Note 4 Each Executive Director has a normal retirement age of 60. However, they may, with the consent of both the Company and the Trustees of the pension scheme, retire and draw a pension at any time after reaching the age of 50. Any pension payable would be equal to the accrued pension entitlement, revalued to normal retirement age and reduced by 0.5% for each month of early retirement.

Note 5 Company pension contributions during the period to 17 September 2003 in respect of BN Potter were £82,179. Included within this is an amount of £57,900 in respect of a contribution to his FURBS. The benefit of amounts paid in respect of BN Potter's FURBS is not included within his accrued annual pension entitlement at age 60 shown above.

Company pension contributions during the year in respect of MJ Elliott were £56,594. Included within this is an amount of £15,815 in respect of a salary supplement paid in lieu of an additional pension contribution. This does not affect the accrued annual pension entitlement shown above.

The individual breakdown of fees paid to the non-executive Directors holding office during 2003 was as follows:

	2003 £'000	*2002* £'000
CA Hultman (fees as Chairman) (notes 6, 7 and 8)	**62**	88
RN Chisman (note 9)	**43**	31
JA Fooks (note 10)	**—**	10
PR Harris (note 9)	**32**	31
	137	160

Note 6 In addition to the above, a monthly allowance of £700 was paid to CA Hultman until his appointment as an Executive Director on 10 September 2003 to cover office expenses.

Note 7 On 10 September 2003, CA Hultman was appointed as an Executive Director of the Company. After that date, no further fees were paid to CA Hultman in respect of his duties as non-executive Chairman.

Note 8 All amounts paid to CA Hultman in his role of non-executive Chairman were paid to his wholly owned services company, City Reset Limited.

Note 9 The fees received by RN Chisman and PR Harris include £3,500 (2002: £3,500) remuneration for their roles as Chairman of the Audit Committee and Remuneration Committee respectively. In addition, RN Chisman received fees of £11,250 in relation to additional services provided during the year.

Note 10 JA Fooks retired from the Board on 9 May 2002.

Directors' share interests

The interests of the Directors at 31 December 2003 in the ordinary share capital of the Company were:

a Ordinary shares (number)	At 23 February 2004	At 31 December 2003	At 31 December 2002
Executive Directors			
CA Hultman	**50,000**	50,000	50,000
BN Potter *	**26,006**	26,006	26,006
MJ Elliott	**8,000**	8,000	8,000
Non-executive Directors			
RN Chisman	**26,891**	26,891	26,891
PR Harris	**10,000**	10,000	10,000

Other than the above shareholdings, and the share options and the Sharesave Scheme options below, no Director had any beneficial interest in the shares of the Company or any subsidiary company apart from as a nominee in the share capital of other Group companies.

* BN Potter resigned as a Director on 17 September 2003.

b Share options

The share options granted to Executive Directors and outstanding at the year end were as follows:

	Date first exercisable	Exercise price	At 31 December 2003 (number)	At 31 December 2002 (number)
BN Potter *	29/9/1998	£2.88	**76,388**	76,388
	15/3/1999	£3.65	**44,247**	44,247
	27/2/2000	£4.05	**75,000**	75,000
	2/9/2001	£3.25	**75,000**	75,000
	17/3/2003	£5.50	**36,364**	36,364
	2/3/2004	£6.15	**35,772**	35,772
	5/3/2005	£6.56	**35,061**	35,061
	19/8/2005	£6.68½	**40,389**	40,389
			418,221	418,221
MJ Elliott	2/9/2001	£3.25	**25,000**	25,000
	17/3/2002	£5.50	**20,000**	20,000
	2/3/2004	£6.15	**45,528**	45,528
	5/3/2005	£6.56	**22,866**	22,866
	19/8/2005	£6.68½	**26,178**	26,178
			139,572	139,572

No options were granted, exercised or lapsed during the year.

Options can be exercised up to seven years after the date first exercisable. The performance conditions attached to the vesting of the options detailed above are outlined on page 23.

The opening and closing share prices during 2003 were £7.02½ and £6.02½ respectively. The highest and lowest share prices during this time were £8.10 and £4.15 respectively.

* BN Potter resigned as a Director on 17 September 2003.

c Sharesave Scheme

On 1 June 2002, MJ Elliott was granted options over 2,713 shares, at a share price of £6.10. These options are exercisable within six months of 1 June 2007. BN Potter also participates in the Group's Sharesave Scheme, under which he has options over 3,402 shares, at a share price of £4.96. These options are exercisable within six months of 1 June 2006.

Approved by the Board of Directors and signed on its behalf by:

PR Harris
Chairman of the Remuneration Committee
23 February 2004

Corporate governance

Statement of Application of Principles
The Group is committed to high standards of corporate governance. The Board is accountable to the shareholders for managing the Group as a whole in such a way that it prospers.

Compliance with the Combined Code provisions
The Group complied with the provisions of the Combined Code, with two exceptions.

On the resignation of BN Potter from the Board of Wembley plc, following his indictment in Rhode Island on 9 September 2003, CA Hultman was appointed to the executive position of Chairman and Chief Executive of Wembley plc. This does not comply with the requirements of the Combined Code, but was regarded by the Board as the most satisfactory short-term solution. As set out on page 24 of the Directors' remuneration report, if the acquisition by MGM MIRAGE does not complete, the Board will seek to rectify this non-compliance through the appointment of a new non-executive Chairman. At such point, CA Hultman will be appointed to the role of Chief Executive. Upon his appointment as an executive director, CA Hultman relinquished his membership of all sub-committees of the Board.

The period of notice for Executive Directors is usually one year, conforming to the Combined Code. For MJ Elliott, in the event of a change of control of the Company, the notice period increases to two years. This is because the Board believes that, in the event of a bid for the Company, the Executive Directors should be in a position to assess the best interests of the shareholders, free from concern about their own financial position. BN Potter's service agreement has remained in place and contains the same terms as for MJ Elliott.

The workings of the Board and its Committees

The Board
The Board is responsible for determining the direction and aims of the Group and for monitoring the effectiveness of the Executive Directors' policies and decisions. The Board manages the Group in the interests of shareholders and it acknowledges its responsibilities to, amongst others, the Group's customers, employees and the environment.

In the period to 9 September 2003, the Board consisted of two Executive Directors and three non-executive Directors. From this date it has consisted of two Executive Directors and two non-executive Directors. The Board meets on a regular basis, approximately every two months and, additionally, whenever required.

The Board receives information in a timely manner in order to enable it to discharge its duties. Management accounts are circulated each month. A report from the Chief Executive is circulated at least every two months, with additional special briefings on non-routine matters.

Certain matters are delegated to Board Committees. These include the Audit and Remuneration Committees that consist solely of independent non-executive Directors. The Nominations Committee met during the year as required. Its composition was dependent upon the appointment under consideration. Formal terms of reference have been adopted.

Appointments to the Board
The Board as a whole is responsible for agreeing to the appointment of its own members upon the recommendation of the Nominations Committee and for nominating them for election by the shareholders.

Remuneration Committee
The Remuneration Committee comprises all the non-executive Directors and determines the remuneration and terms and conditions of employment of the Group's Executive Directors and senior executives. Details of the Group's policies on remuneration are given in the Directors' remuneration report on pages 22 to 24.

Audit Committee
The Audit Committee comprises all the non-executive Directors. It meets at least three times a year and reviews the Annual and Interim Accounts before they are submitted to the Board. The Committee monitors the control systems in force in the Group and the risk associated with any perceived weaknesses in the control environment. During the year, it has received regular reports from both the Group Finance Department and the outsourced internal audit function in the USA on the effectiveness of the Group's internal control systems. The Committee also considers any control issues raised by the external auditors. The Audit Committee, together with the Board, keeps the remit of the internal audit function under review. The Audit Committee meets with the external auditors without the Executive Directors being present for part of every Audit Committee meeting.

Relations with shareholders
Communications with shareholders are given high priority. The Chairman's statement, Review of operations and the Finance Director's review on pages 2, 6 and 14 include a detailed review of the business and its future developments.

Internal controls
The Directors are responsible for internal control in the Group and for reviewing its effectiveness. There is a continuing process in place for identifying, evaluating and managing the significant risks faced by the Group. Procedures have been designed for safeguarding assets against unauthorised use or disposition, for maintaining proper accounting records, and for the reliability of financial information used within the business or for publication. Such procedures are designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material error, losses or fraud.

The key procedures established within the Group to provide effective internal control are regularly reviewed by the Board. This is in accordance with the Turnbull Guidance and 'Internal Control Guidance for Directors on the Combined Code' issued by the Institute of Chartered Accountants in

England and Wales. Such procedures have been in place throughout 2003 and up to 23 February 2004, the date of approval of the Annual Report and Accounts. The Group's key internal control procedures include the following:

Control environment
The Board has overall responsibility for the Group. It has implemented an organisation structure with clearly defined lines of responsibility and with authority delegated to appropriate personnel within limits set by the Board or by the Executive Directors under powers delegated by the Board. The Executive Directors, together with the management of principal operating subsidiaries, meet regularly to consider and resolve operational issues.

High quality personnel are an essential part of the control environment. The integrity and competence of employees is ensured through high recruitment standards and subsequent training courses. High ethical standards are maintained through the formal communication of values.

Risk management
The management team of each operating subsidiary has a clear responsibility for identifying risks facing their business and for putting in place procedures to mitigate and monitor risks. Risks are formally assessed during both the annual budget process and as part of the internal controls review, both of which are monitored by the Board.

Control procedures
An extensive system of formal controls exists throughout the Group. In particular, all authority levels are documented and approved by the Executive Directors.

The Group has clearly defined guidelines for capital expenditure and investment approval within a process that ensures that only those investments for which there is a commercial and strategic logic are approved.

There is an annual programme of review of the Group's system of internal controls by the Group Finance Department, sponsored and reviewed by the Board.

Budgetary process and financial reporting
The Group has a comprehensive system of financial reporting and review. Each year, an annual budget, incorporating a four-year plan, is presented by the Executive Directors and approved by the Board. Performance is monitored and relevant action taken throughout the year. Key information on each operating company is provided to the Executive Directors on a weekly basis. Monthly results are reported against budget, together with an analysis of variances and revised forecasts for the remainder of the year.

Directors' review of effectiveness
The Directors, through the Audit Committee, have reviewed the effectiveness of the Group's system of internal controls as they operated during the period 1 January 2003 to 23 February 2004. The key processes in carrying out the review include: a programme of internal audit checks on the US operations conducted by Ernst & Young; a programme of internal audit checks on the UK tracks conducted by an in-house specialist; a regular programme of health and safety and food safety audits of the UK tracks by external specialists; a programme of audits and reviews in the US and UK by members of the Group Finance Department; production and regular updating of risk assessments prepared by chief executives of operating subsidiaries; and presentations by chief executives of operating subsidiaries to the Board.

Directors' responsibilities

The following statement, which should be read in conjunction with the Independent auditors' report set out on page 53, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and the auditors in relation to these Accounts.

Company law requires the Directors to prepare Accounts for each financial year that give a true and fair view of the state of affairs of the Company and Group at the end of the year and of the profit or loss for that period. In preparing those Accounts, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent; and
- state whether applicable accounting standards have been followed subject to any material departures disclosed and explained in the Accounts.

The Directors are responsible for maintaining proper accounting records which disclose with reasonable accuracy at any time the position of the Company and of the Group and enable them to ensure that the Accounts comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and to detect fraud and other irregularities.

Directors' statement on going concern
After reviewing the Group's budget, and in particular the Group's actual and projected cash flows after providing for capital expenditure, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future and, accordingly, adopt a going concern basis in preparing the Accounts.

Social, ethical and environmental responsibility

Wembley has strong corporate values and, therefore, recognises the importance of employing socially responsible practices. In particular, as a business whose core activity involves socially sensitive issues such as gaming and animal racing, Wembley is conscious that its future commercial success and support in communities, political and legislative circles is, in part, dependent on its policies in these areas.

Board responsibility for social, ethical and environmental issues

Wembley operates in three separate legislative jurisdictions: the UK, and in the US in both the State of Rhode Island and the State of Colorado. In each jurisdiction, the nature of legislation and best practice regarding matters of social, ethical and environmental responsibility ("SEER") differs. Our approach on SEER is, therefore, structured to reflect these different environments in which we operate.

The Group Chief Executive is responsible at Board level for identifying SEER areas for which the Group requires each operating company to adopt policies and for ensuring that operating companies establish policies in these areas and that they are adopted and monitored.

During the year, the businesses continued to work on implementing policies and procedures in the following areas of SEER:

- Corporate ethics
- Gaming issues
- Animal welfare
- Health and safety
- The environment
- Community involvement

Corporate ethics

A corporate ethics policy, which addresses the standards of behaviour of employees in relation to areas such as integrity and conflicts of interest, has been implemented throughout the Group. Whistle-blowing policies are likewise in place within each business.

Gaming issues

Wembley focuses on two key gaming issues: ensuring that underage persons do not participate in gaming activities in any of its premises, and the minimisation of problem gambling (or gambling addiction).

At Lincoln Park in Rhode Island, ensuring that under-18s do not gamble at our venue is a specific requirement of our licence to operate VLTs. Likewise, at our Colorado venues, strict rules are in place to manage underage gambling. In each of our US facilities, security guards and cashiers check the ID of anyone who appears to be underage. Clear signage is positioned around the venues and, in Colorado, the Colorado Racing Commission has on-site investigators who work with us to identify and prohibit underage gamblers.

In the UK, while our racetracks legally permit accompanied entry to under-18s, gambling is strictly controlled, with all staff and security ensuring under-18s do not participate.

At Lincoln Park, an internal Problem Gambling Committee has been established that includes senior management and department heads of Lincoln Park as well as a representative from The Rhode Island Council of Problem Gambling – an organisation to which we contribute funding. This committee meets quarterly, develops policy and monitors statistics of registered addicts, for whom we manage a self-exclusion policy. At both Lincoln Park and the Colorado tracks, we produce and circulate educational leaflets and provide appropriate signage and telephone helpline numbers.

In the UK, Wembley was one of the first corporate contributors to the newly formed Gambling Industry Charitable Trust, whose objective is the research, prevention and cure of gambling addiction. We participate in the Government's Gambling Industry Liaison Group to help formulate the guidelines in the proposed Gambling Bill, which will ensure that the Government's crucial concerns on this matter can be successfully adopted.

Animal welfare

Animal welfare is recognised by the Board as important to the Group's continued commercial success.

At Lincoln Park, we provide a home to a greyhound adoption charity. The 'Adopt a Greyhound' programme is a beneficiary of a charitable roadrace organised by Lincoln Park each year and a fundraiser for retired greyhounds is also hosted and supported by the track on an annual basis. In addition, the Rhode Island Greyhound Owners Association conducts spot checks on the conditions for the greyhounds within our kennels.

In Colorado, we use three different organisations to help facilitate the adoption of retired greyhounds: Recycled Racers, Colorado Greyhound Adoption Agency and the Rocky Mountain Greyhound Adoption Agency. At each location, there is a weekly meeting with the Racing Commission to review injury reports and develop corrective action where necessary.

At Arapahoe Park, our horse-racing track in Colorado, a vet is on staff during the live racing season to oversee the health of the horses through daily inspections.

In the UK, we work with the National Greyhound Racing Club and the British Greyhound Racing Board in supporting welfare initiatives, particularly the Retired Greyhound Trust. In addition, local home finding schemes have been set up at all six of our tracks and support is given both financially and in terms of time and resource. We have supported and encouraged additional welfare spending through the British Greyhound Racing Fund. This will take the form of additional funds for research into the racing greyhound, more contributions to the Retired Greyhound Trust and payments to improve racing surfaces and their preparation and kennel facilities at UK greyhound tracks. In 2004, funding in these areas will increase by around 120%.

Health and safety
Our operating licences at each venue are dependent on the outcome of regular health and safety audits satisfactory to the relevant local authorities. Each operating company has its own health and safety policy and each track has a health and safety committee that meets regularly. Health and safety reports are provided to the Group Board at every meeting.

During 2002, the UK gaming business initiated food safety audits and health and safety audits at all of its tracks by two external consultancies on both an unannounced and pre-arranged basis. Repeat audits have been performed during 2003 and improvements continue to be made to our operating standards. Health and safety reviews were also carried out by Wembley personnel as part of the continuous programme of monitoring controls over key risk areas.

Each of the Colorado venues has designated non-smoking areas. A municipal ordinance in Pueblo regulates public no-smoking areas. Likewise, in other local jurisdictions, legislation is monitored to ensure compliance with additional requirements applicable to our facilities. At Lincoln Park, we have recently invested in non-smoking rooms for our patrons.

In the UK, after a full review, we have implemented the first stage of a smoking/air handling strategy. Stage one of this includes a prohibition on members of staff smoking whilst customers are on the premises; a prohibition on customers smoking at any service point; and the use of mechanical extraction/air-conditioning units. We have given consideration to implementing no-smoking areas, but the design of the premises and the high number of customer group admissions makes this impractical.

The environment
Throughout the Group, the main areas on which our business activities can affect the environment and where we therefore pay particular regard are:

- Minimising noise, litter and disturbance to those living near our tracks;
- Suitable disposal of animal waste from our tracks; and
- Conservation of energy and water.

A number of energy saving initiatives were introduced during 2003. At Lincoln Park, these included the replacement of old air-conditioning and air handling units with high efficiency units, the replacement of old, inefficient oil-filled lighting switches by energy efficient switches, and the connection of the majority of the air-conditioning, air handling and heating equipment to a computerised environmental control system to maintain temperature balance. At Arapahoe Park in Colorado, careful monitoring and management has reduced energy usage, and the bulk purchase of energy has reduced costs. It is anticipated that the tangible benefits observed will now be rolled out to the other Colorado venues. In the UK, the track at Belle Vue, Manchester, has had its own well dug to provide the water required to irrigate the racing surface. This has proved a great success, and will be considered elsewhere.

Community involvement
Wembley encourages the involvement of both its operating companies and its staff in voluntary community activities.

At Lincoln Park, we support a number of local and State charitable organisations, for example, through holding fundraisers at the track and food drop-offs to food banks for the needy. In addition, Lincoln Park is currently planning the development of baseball and soccer facilities on land around our track for local use.

The Colorado locations are very active in the community by donating facilities for fire and police training, health fairs, supporting park development, local festivals and humanity events.

In the UK, charity fundraising meetings are held at the tracks, ranging from supporting local youth football teams to Cancer Research. Local Authority tree planting, litter clearing and police liaison all go to assist the local community.

Group profit and loss account For the year ended 31 December 2003

	Note	2003 £'000	2002 £'000
Turnover:			
Continuing operations		**97,917**	101,127
Discontinued operations		**—**	13,891
Turnover	1	**97,917**	115,018
Cost of sales		**(51,295)**	(58,874)
Gross profit		**46,622**	56,144
Administrative expenses		**(19,554)**	(20,283)
Operating profit:			
Continuing operations:			
Continuing operations before exceptional items		**35,257**	39,273
Exceptional items relating to continuing operations	2	**(8,189)**	(400)
Continuing operations		**27,068**	38,873
Discontinued operations:			
Discontinued operations before exceptional items		**—**	(1,422)
Exceptional item relating to discontinued operations	2	**—**	(1,590)
Discontinued operations		**—**	(3,012)
Operating profit	1	**27,068**	35,861
Non-operating exceptional items:			
Sale or termination of continuing businesses	2	**(518)**	—
Sale or termination of discontinued businesses	2	**(1,389)**	(8,685)
Provision for loss on disposal of discontinued business	2	**—**	(1,678)
Non-operating exceptional items		**(1,907)**	(10,363)
Interest receivable and similar income		**1,057**	1,059
Interest payable and similar charges	6	**(120)**	(446)
Profit on ordinary activities before taxation		**26,098**	26,111
Tax on profit on ordinary activities	7	**(13,001)**	(10,781)
Profit for the financial year		**13,097**	15,330
Ordinary dividend	8	**(2,263)**	(6,211)
Retained profit for the year		**10,834**	9,119
Earnings per share	9	**37.9p**	42.7p
Diluted earnings per share	9	**37.7p**	42.2p
Adjusted earnings per share	9	**64.0p**	64.0p
Dividend per share	8	**6.5p**	18.0p

Balance sheets At 31 December 2003

		Group		Company	
	Note	2003 £'000	2002 £'000	2003 £'000	2002 £'000
Fixed assets					
Intangible assets	11	**1,339**	552	**—**	—
Tangible assets	12	**162,348**	171,275	**—**	—
Investments	13	**—**	—	**62,560**	68,213
		163,687	171,827	**62,560**	68,213
Current assets					
Debtors: recoverable within one year	14	**21,541**	22,295	**41,970**	61,167
Debtors: recoverable after more than one year	14	**—**	14,017	**—**	14,017
Cash at bank and in hand		**22,656**	5,915	**22,349**	3,975
		44,197	42,227	**64,319**	79,159
Creditors: amounts falling due within one year	15	**(13,397)**	(18,451)	**(29,414)**	(48,894)
Net current assets		**30,800**	23,776	**34,905**	30,265
Total assets less current liabilities		**194,487**	195,603	**97,465**	98,478
Provisions for liabilities and charges	19	**(6,460)**	(6,634)	**(801)**	(760)
Net assets		**188,027**	188,969	**96,664**	97,718
Capital and reserves					
Share capital	20	**34,662**	34,477	**34,662**	34,477
Share premium account	21	**867**	322	**867**	322
Revaluation reserve	21	**61,321**	66,192	**—**	—
Capital redemption reserve	21	**1,651**	1,651	**1,651**	1,651
Profit and loss account	21	**89,526**	86,327	**59,484**	61,268
Equity shareholders' funds		**188,027**	188,969	**96,664**	97,718

Approved by the Board of Directors on 23 February 2004 and signed on its behalf by:

Claes Hultman Chairman and Chief Executive
Mark Elliott Finance Director

Group cash flow statement For the year ended 31 December 2003

	Note	2003 £'000	2002 £'000
Net cash inflow from operating activities	26	**29,261**	41,435
Returns on investments and servicing of finance	27	**60**	193
Taxation	27	**(12,967)**	(11,048)
Capital expenditure and financial investment	27	**(5,374)**	(7,170)
Acquisitions and disposals	27	**10,045**	14,411
Equity dividends paid		**(6,400)**	(5,788)
Net cash inflow before management of liquid resources and financing		**14,625**	32,033
Management of liquid resources	27	**(14,762)**	1,843
Financing	27	**4,704**	(20,685)
Increase in cash		**4,567**	13,191

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS	Note	2003 £'000	2002 £'000
Increase in cash in the year		**4,567**	13,191
Cash inflow from increase in loans		**(3,974)**	–
Cash outflow/(inflow) in respect of short-term deposits		**14,762**	(1,843)
Movement in net funds resulting from cash flows		**15,355**	11,348
Foreign exchange translation difference		**(216)**	(564)
Movement in net funds in the year		**15,139**	10,784
Opening net funds/(debt) at 1 January		**3,889**	(6,895)
Closing net funds at 31 December	28	**19,028**	3,889

Other primary statements For the year ended 31 December 2003

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES	2003 £'000	2002 £'000
Profit for the financial year	**13,097**	15,330
Exchange differences	**(12,506)**	(13,853)
Release of tax provision no longer required	**—**	5,127
Total recognised gains relating to the period	**591**	6,604
Prior year adjustment relating to deferred tax (note 18)	**—**	(5,400)
Total recognised gains since the last annual report	**591**	1,204

A note of historical cost profits and losses has not been provided on the basis that the difference, when compared to the reported result in the profit and loss account, is not material.

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS	2003 £'000	2002 £'000
Profit for the financial year	**13,097**	15,330
Ordinary dividend	**(2,263)**	(6,211)
Retained profit for the year	**10,834**	9,119
Issue of shares (share capital plus share premium)	**730**	1,039
Expenditure in relation to the purchase and cancellation of shares	**—**	(21,724)
Exchange differences	**(12,506)**	(13,853)
Release of tax provision no longer required	**—**	5,127
Goodwill recycled on disposal of subsidiary	**—**	3,081
Net movement in shareholders' funds	**(942)**	(17,211)
Shareholders' funds at 1 January	**188,969**	206,180
Shareholders' funds at 31 December	**188,027**	188,969

Accounting policies

Basis of preparation
The Accounts have been prepared under the historical cost convention modified to include the revaluation of certain properties and in accordance with applicable accounting standards. The consolidated Accounts comprise the Accounts of the Company and its subsidiary undertakings (the Group) made up to 31 December 2003. A separate profit and loss account, setting out the results of the Company, is not presented because the Company has taken advantage of the dispensation under S230 Companies Act 1985.

Tangible fixed assets
The transitional rules of Financial Reporting Standard 15, 'Tangible Fixed Assets', have been adopted for the Group's operating properties permitting the retention of the carrying values at the previously revalued amounts. These properties will not be subject to further revaluations. The last revaluation took place at 31 December 1998.

All other fixed assets are stated at cost. Impairment tests are carried out as and when required by Financial Reporting Standard 11, 'Impairment of Fixed Assets and Goodwill'.

No depreciation is provided on freehold land. Buildings are depreciated to residual values over a period of 50 years or the estimated useful life of the building, whichever is less.

Other assets are depreciated using rates of 4% to 50% per annum which are considered appropriate to write down the assets to their estimated residual value on a straight line basis over their estimated useful lives.

Investments
Investments in, and loans to, subsidiary undertakings included in the Company balance sheet are stated at cost less any diminution in value.

Leases
Rental payments in respect of operating leases are charged against operating profit as incurred.

Deferred taxation
Full provision is made for deferred tax on all material timing differences that have originated but not reversed at the balance sheet date and that result in an obligation to pay more, or a right to pay less, tax, in the future with the following exceptions:

- Provision is made for tax on gains arising from the revaluation of fixed assets only to the extent that, at the balance sheet date, there is an agreement to dispose of the assets concerned;
- Deferred taxation assets are recognised to the extent that they are regarded as recoverable; and
- Provision is only made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries to the extent that dividends have been accrued as receivable.

Deferred tax is calculated on a non-discounted basis at tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Goodwill
Goodwill represents the excess of purchase consideration for an acquired business over the fair value attributed to its separately identifiable assets and liabilities.

Goodwill is capitalised and amortised over its estimated useful economic life, on an acquisition-by-acquisition basis.

Positive goodwill is reviewed for impairment at the end of the first full financial year following the acquisition and in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

Goodwill arising on acquisitions prior to 30 September 1998 remains eliminated against reserves.

Foreign currency
The exchange rates used to express the assets and liabilities of overseas companies in sterling are the rates ruling at the end of the financial year. Earnings are translated at average exchange rates during the year, except where a single transaction is of such significance that the rate on the date of the transaction is used. Other foreign currency assets and liabilities are expressed at year end rates.

Exchange differences arising on consolidation from the retranslation of the opening net investment in overseas companies are taken directly to reserves. Other exchange differences are dealt with in the profit and loss account.

Pension costs
In accordance with Statement of Standard Accounting Practice 24, 'Accounting for Pension Costs', contributions are charged to the profit and loss account so as to spread the cost of pensions over employees' working lives with the Company. Variations in pension cost, as identified by actuarial valuations, are amortised over the average expected remaining working lives of employees in proportion to their expected payroll costs.

In addition, the transitional disclosure requirements of Financial Reporting Standard 17, 'Retirement Benefits', have been made.

Notes to the accounts As at 31 December 2003

1 Operating profit and segmental analysis

Operating profit	2003 Continuing £'000	2003 Total £'000	2002 Continuing £'000	2002 Discontinued £'000	2002 Total £'000
Turnover	**97,917**	**97,917**	101,127	13,891	115,018
Cost of sales	**(51,295)**	**(51,295)**	(50,943)	(7,931)	(58,874)
Gross profit	**46,622**	**46,622**	50,184	5,960	56,144
Administrative expenses	**(19,554)**	**(19,554)**	(11,311)	(8,972)	(20,283)
Operating profit/(loss)	**27,068**	**27,068**	38,873	(3,012)	35,861

Segmental analysis	2003 Turnover £'000	2003 Profit £'000	2003 Net assets £'000	2002 Turnover £'000	2002 Profit £'000	2002 Net assets £'000
Class of business						
Continuing operations:						
Gaming:						
US	**72,385**	**34,398**	**109,375**	76,650	37,916	118,252
UK	**25,532**	**3,570**	**46,449**	24,477	4,509	42,645
Central management	**—**	**(2,711)**	**13,175**	—	(3,152)	23,068
Continuing: before exceptional items	**97,917**	**35,257**	**168,999**	101,127	39,273	183,965
Exceptional items	**—**	**(8,189)**	**—**	—	(400)	—
Total – continuing operations	**97,917**	**27,068**	**168,999**	101,127	38,873	183,965
Discontinued operations:						
Gaming: 24dogs	**—**	**—**	**—**	146	(1,137)	—
Events Services:						
Keith Prowse	**—**	**—**	**—**	773	(182)	—
Wembley Complex	**—**	**—**	**—**	8,516	(140)	—
Event management services	**—**	**—**	**—**	4,456	37	1,115
Exceptional item	**—**	**—**	**—**	—	(1,590)	—
Turnover	**97,917**			115,018		
Operating profit		**27,068**			35,861	
Non-operating exceptional items		**(1,907)**			(10,363)	
Net interest receivable		**937**			613	
Profit before tax		**26,098**			26,111	
Capital employed			**168,999**			185,080
Net cash			**19,028**			3,889
Net assets			**188,027**			188,969
Geographical area						
Continuing operations:						
United Kingdom	**25,532**	**76**	**59,624**	24,477	1,357	65,713
North America (USA)	**72,385**	**26,992**	**109,375**	76,650	37,516	118,252
	97,917	**27,068**	**168,999**	101,127	38,873	183,965
Discontinued operations:						
United Kingdom and Ireland	**—**	**—**	**—**	13,891	(3,012)	1,115
	97,917	**27,068**	**168,999**	115,018	35,861	185,080

Turnover represents sales (excluding VAT and other similar sales taxes) to external customers. Turnover between business segments is not material. The analysis of turnover by geographical area is based on the origin of the supply. The analysis by destination is not materially different and so is not shown.

The analyses of capital employed by activity and geographical area are calculated on net assets excluding intercompany balances and investments and all cash and borrowings. The Group's financing is centrally arranged and accordingly, the cash and borrowings and net interest are not attributed to individual activities or geographical areas.

The results for the US gaming businesses include income from gaming, greyhound and horse-racing venues. The turnover and profit are principally derived from the operations of Lincoln Park.

2 Exceptional items	2003 £'000	2002 £'000
Exceptional items relating to continuing operations:		
Costs incurred in relation to the VLT initiative in Colorado	**(4,300)**	–
Provision for impairment in value of fixed assets in Colorado	**(1,690)**	–
Costs incurred in relation to the indictment issued in Rhode Island	**(1,415)**	(400)
UK gaming: closure and aborted planning costs	**(784)**	–
Exceptional items relating to continuing operations	**(8,189)**	(400)
Exceptional item relating to discontinued operations: impairment of goodwill	**–**	(1,590)
Provision for loss on sale of The Corporate Innovations Company Limited	**–**	(1,678)
Sale or termination of continuing businesses:		
Costs incurred in connection with the proposed acquisition of Wembley plc	**(518)**	–
Sale or termination of discontinued businesses:		
Sale of The Corporate Innovations Company Limited	**(1,133)**	–
Sale of Wembley International Limited and Wembley Ticketing business	**444**	(155)
Termination of Hong Kong operations	**(700)**	–
Sale of Wembley (London) Limited	**–**	(8,220)
Sale of Wembley Sports Arena Limited	**–**	1,142
Sale of 50% shareholding in The Beatles Story Limited	**–**	340
Termination of 24dogs	**–**	(1,792)
Sale or termination of discontinued businesses	**(1,389)**	(8,685)
	(10,096)	(12,353)

Costs incurred in relation to the VLT initiative in Colorado
In November 2003, the voters of Colorado rejected a proposal that would have commenced a State-run video lottery programme at Colorado's racetracks. The US gaming division would have benefited from the passage of this amendment, as it is the owner of four out of the five racetracks in Colorado. Costs of approximately £4.3m were incurred in pursuit of this initiative, primarily in relation to advertising. No relief has been taken for this expenditure in terms of calculating the tax charge in 2003.

Provision for impairment in value of fixed assets in Colorado
A provision of £1.7m has been made against the carrying value of one of the non-racing properties in Colorado, writing the carrying value of the property down to its estimated market value.

Costs incurred in relation to the indictment issued in Rhode Island
Costs of £1.4m (2002: £0.4m) arose as a result of the investigation by a Federal Grand Jury in Rhode Island and the subsequent issue of an indictment. The costs primarily comprise legal fees. The expenditure of £0.4m incurred in 2002 has been disclosed as an exceptional item, having previously been included within the result for the US gaming division. It has been assumed within these Accounts that these costs will be allowable for tax purposes.

UK gaming: closure and aborted planning costs
Costs of £0.8m arose within the UK gaming division and comprise £0.6m of costs arising from the closure of the loss-making Catford greyhound stadium in November 2003 and the costs incurred in pursuing an unsuccessful planning application for the development of a new track in Liverpool.

Costs incurred in connection with the proposed acquisition of Wembley plc
In the period to 31 December 2003, fees of £0.5m (2002: £nil) were incurred in relation to discussions with a number of parties interested in acquiring all or part of the Wembley Group. These fees were paid to the Group's financial, tax and legal advisers in both the UK and USA and included the development of a scheme to reorganise the Lincoln Park Inc. corporate entity and thereby separate the indicted entity from the remainder of the Group. On 27 January 2004, the Board of Wembley announced that it had reached agreement with MGM MIRAGE of the USA on the terms of a recommended cash acquisition of Wembley plc at a price of 750 pence per share. Simultaneous with this acquisition, shareholders would also obtain a share in a new company created to ring-fence the litigation associated with Lincoln Park Inc. that would have cash balances of $16.3m (equivalent to approximately 25 pence per Wembley share). This amount would be available to meet any fine that may be imposed upon that company (now capped at $8m), together with legal and other costs associated with the litigation.

Sale of The Corporate Innovations Company Limited
In February 2003, Wembley agreed the sale of The Corporate Innovations Company Limited to a management buy-out team for £50,000 together with an interest bearing loan note of £1.0m receivable in instalments during 2004 and 2005. A cash facility of £0.15m was also made available for the period through to 1 April 2005. Following a review of the performance of this business in 2003, a provision has been made against both the deferred consideration and the cash facility. In total, a loss of £1.1m has been recorded in the year. Note 31 shows an analysis of this disposal.

Sale of Wembley International Limited and Wembley Ticketing business
The Wembley Ticketing business was sold in July 2002 to The Way Ahead Group Limited, a wholly owned subsidiary of Stoll Moss Group Holdings Limited, for £150,000 in cash plus further performance related payments payable through 2003 and 2004. In 2003, this performance related payment totalled £444,000.

2 Exceptional items continued

Termination of Hong Kong operations

A long running dispute in Hong Kong arose from the management of the Hong Kong stadium by a Wembley subsidiary company during the mid-1990s. Wembley is defending a claim for breach of contract and is counterclaiming that the contract was unlawfully terminated. The dispute went to trial in December 2003 and this concluded in January 2004. We are awaiting the judge's verdict. Costs of £0.7m were incurred during 2003. See Note 25 for further details.

Sale of Wembley (London) Limited

The sale of Wembley (London) Limited was completed on 6 August 2002 to Quintain Estates and Development plc for £48.6m. £16.0m was received on completion. A net £15.0m was received in December 2003, made up of £18.6m of deferred proceeds less £3.6m of former intercompany balances owing by Wembley plc. £0.5m of intercompany balance is receivable by Wembley plc in June 2004. A net £13.8m is due in December 2004, made up of the final instalment of the proceeds of £14.0m less £0.2m of former intercompany balances owing by Wembley plc.

At the date of disposal, all deferred amounts were discounted back to their present value using a discount rate of 3%. This discount of £1.6m is being unwound in the period through to December 2004. £0.4m was released within interest receivable in 2002, £0.8m was released in 2003 and £0.4m will be released in 2004.

3 Profit on ordinary activities before taxation

	2003 £'000	2002 £'000
Profit before taxation is arrived at after charging:		
Depreciation	**4,787**	4,255
Amortisation of goodwill	**53**	1,830
Operating lease rentals in respect of plant and equipment	**342**	323
Auditors' remuneration – audit services (note 33)	**207**	196
Fees for non-audit work to auditors and their associates (note 33)	**236**	178

4 Directors

Details of the remuneration of the Directors are given in the Directors' remuneration report on page 25 in the section headed, 'Directors' remuneration'.

No Director had any interest in any contract (other than service contracts) to which a Group company or the Company was a party during the year or which existed at the end of the year.

5 Staff numbers and costs

		2003 Number	2002 Number
The average monthly number of persons employed by the Group (including Executive Directors) during the year was as follows:			
Gaming:	Full time	**662**	734
	Part time	**1,709**	1,555
Events Services:	Full time	**—**	138
	Part time	**—**	41
Central management:	Full time	**11**	13
		2,382	2,481

	2003 £'000	2002 £'000
The aggregate payroll costs of these persons were as follows:		
Wages and salaries	**21,918**	26,363
Social security costs	**1,439**	1,943
Other pension costs	**1,687**	1,714
	25,044	30,020

6 Interest payable and similar charges

	2003 £'000	2002 £'000
Bank loans and overdrafts	**120**	446

Notes to the accounts continued

7 Tax on profit on ordinary activities	2003 £'000	2002 £'000
Analysis of tax charge:		
UK corporation tax at 30%	**902**	–
UK corporation tax on UK exceptional items	**(90)**	–
Overseas taxation	**12,871**	15,007
Overseas taxation on overseas exceptional items	**(579)**	(163)
Adjustments in respect of prior years UK corporation tax	**—**	(3,747)
Adjustments in respect of prior years overseas tax	**(400)**	(779)
Current tax	**12,704**	10,318
Deferred tax	**297**	463
Total tax	**13,001**	10,781

Based on profit on ordinary activities of £26.1m (2002: £26.1m), the Group's effective rate of tax is 49.8% (2002: 41.3%). When both the after tax impact of the exceptional items and the adjustments in respect of prior years taxes are excluded, the effective rate in 2003 is 38.9% (2002: 40.2%).

Factors affecting the current tax charge

The tax assessed on the profit on ordinary activities for the year is different from the weighted average tax rate for the countries that the Group operates in of 39.7% (2002: 40.4%). The differences are reconciled below:

	2003 £'000	2002 £'000
Profit on ordinary activities before tax	**26,098**	26,111
Profit on ordinary activities before tax multiplied by weighted average tax rate for the Group	**10,361**	10,544
Non-taxable income net of expenses not deductible for tax purposes	**(138)**	(482)
Unrelieved losses carried forward	**—**	418
Utilisation of tax losses	**(160)**	–
Capital allowances in excess of depreciation	**(290)**	(396)
Total exceptional items not allowable for tax (note 2)	**3,338**	4,827
Adjustment in respect of prior years tax	**(400)**	(4,526)
Other timing differences	**(7)**	(67)
Total current tax	**12,704**	10,318

Factors that may affect future tax charges

No provision has been made for deferred tax of approximately £1.1m (2002: £1.1m) where potential taxable gains have been rolled over into replacement assets. Such gains would only become taxable if the assets were sold without it being possible to claim roll-over relief or offset capital losses.

No deferred tax asset has been established in respect of carried forward tax losses in the UK of £1.0m (2002: £1.4m), as their future use is uncertain.

8 Ordinary dividend	2003 £'000	2002 £'000
Interim dividend	**2,252**	2,155
Final dividend	**—**	4,137
Adjustment in respect of prior year final dividend	**11**	(81)
	2,263	6,211

An interim dividend of 6.5p per share (2002: 6.0p) on 34,640,529 ordinary shares (2002: 35,918,484) was paid on 19 September 2003.

No final dividend for 2003 is proposed (2002: 12.0p per share paid on 34,565,045 ordinary shares).

9 Earnings per share

	2003	2002
The earnings per share figures have been calculated as follows:		
Profit for the financial year (£'000)	**13,097**	15,330
Weighted average number of shares in issue ('000)	**34,597**	35,870
Earnings per share	**37.9p**	42.7p

The diluted earnings per share of 37.7p (2002: 42.2p) is based on the profit for the financial year of £13,097,000 (2002: £15,330,000) and on 34,783,000 (2002: 36,328,000) ordinary shares, the latter calculated as follows:

	2003 No. '000	2002 No. '000
Basic weighted average number of shares	**34,597**	35,870
Dilutive potential ordinary shares:		
Executive share option schemes	**162**	389
Employee sharesave schemes	**24**	69
	34,783	36,328

The fair value (average price for the year) of Wembley plc shares during 2003 was £6.13 (2002: £7.30).

	2003 pence per share	2002 pence per share
The adjusted earnings per share figures have been calculated as follows:		
Basic earnings per share	**37.9**	42.7
Adjustment in respect of exceptional items (note 2)	**29.2**	34.4
Adjustment in respect of taxation on exceptional items (note 7)	**(1.9)**	(0.5)
Adjustment in respect of prior year taxation (note 7)	**(1.2)**	(12.6)
Adjusted earnings per share	**64.0**	64.0

An adjusted earnings per share figure is included as, in the opinion of the Directors, this gives a more useful indication of underlying performance.

10 Profit for the financial year

The profit for the financial year in the accounts of the Company amounted to £479,000 (2002: £5,478,000).

11 Fixed assets – intangible

	Goodwill £'000
Cost:	
At 1 January 2003	4,301
Acquisition of subsidiary undertaking	1,102
Disposal of subsidiary undertaking	(3,941)
Exchange differences	(31)
At 31 December 2003	**1,431**
Aggregate amortisation:	
At 1 January 2003	3,749
Disposal of subsidiary undertaking	(3,710)
Provided during the year	53
At 31 December 2003	**92**
Net book value:	
At 31 December 2003	**1,339**
At 1 January 2003	552

11 Fixed assets – intangible continued

Intangible fixed assets represent goodwill arising on the acquisition of Group undertakings.

1 On 25 October 2000, the Group purchased the entire issued share capital of The Corporate Innovations Company Limited. On 5 February 2003, the Group sold this company to a management buy-out team (note 31).

At 31 December 2002, the net book value attributable to the goodwill purchased on The Corporate Innovations Company Limited was £231,000. This goodwill was written off on completion of the disposal on 5 February 2003.

2 On 16 April 2001, the Group purchased the trade and assets of Rocky Mountain Greyhound Park in Colorado, USA. Goodwill of £399,000 arising on the acquisition was capitalised and is being amortised over its presumed economic life of 20 years from the date of purchase. At 31 December 2003, the net book value of this goodwill was £272,000.

3 On 27 May 2003, the Group purchased the entire issued share capital of the Perry Barr Greyhound Racing Club Limited. Goodwill of £1,102,000 arising on the acquisition has been capitalised and is being amortised over its presumed economic life of 20 years from the date of purchase (note 30).

12 Fixed assets – tangible	Freehold land £'000	Buildings and fixed plant £'000	Plant and equipment £'000	Total £'000
Group				
Cost:				
At 1 January 2003	126,518	48,111	22,052	196,681
Additions at cost	–	2,606	2,833	5,439
Acquisition of subsidiary undertaking (note 30)	–	3,137	463	3,600
Disposals	–	(584)	(3,378)	(3,962)
Disposal of subsidiary undertaking (note 31)	–	–	(425)	(425)
Exchange differences	(10,471)	(2,593)	(1,077)	(14,141)
At 31 December 2003	**116,047**	**50,677**	**20,468**	**187,192**
Aggregate depreciation:				
At 1 January 2003	–	11,728	13,678	25,406
Provided during the year	–	1,455	1,642	3,097
Provision for impairment of assets (note 2)	–	1,591	99	1,690
Disposals	–	(585)	(3,286)	(3,871)
Disposal of subsidiary undertaking (note 31)	–	–	(211)	(211)
Exchange differences	–	(582)	(685)	(1,267)
At 31 December 2003	**–**	**13,607**	**11,237**	**24,844**
Net book value:				
At 31 December 2003	**116,047**	**37,070**	**9,231**	**162,348**
At 1 January 2003	126,518	36,383	8,374	171,275

Up to 31 December 1999, freehold land, buildings and fixed plant (operating properties) were revalued by professionally qualified external valuers on an open market value for existing use basis. The last revaluation took place at 31 December 1998. With effect from 1 January 2000, the Group has retained these carrying values and treated them as the effective 'historical cost' as permitted by the transitional rules of Financial Reporting Standard 15, 'Tangible Fixed Assets'.

Company

At 31 December 2003, the Company had no tangible fixed assets (2002: £nil).

13 Fixed assets – investments

	Shares in Group undertakings £'000
Company	
At cost less amounts written off:	
At 1 January 2003	68,213
Increase in provisions	(5,653)
At 31 December 2003	**62,560**

Principal subsidiary undertakings

The principal subsidiary undertakings whose results materially affected the financial results of the Group are detailed below. These companies are all wholly owned by the Group.

Company	Principal activity	Country of incorporation	Called up ordinary share capital
Lincoln Park, Inc.	Operation of greyhound-racing stadium and video lottery terminals	United States	**US$2**
Mile High Kennel Club, Inc.	Operation of greyhound-racing stadium	United States	**US$677,431**
Interstate Racing Association, Inc.	Operation of greyhound-racing stadium	United States	**US$292,203**
Pueblo Kennel Club, Inc.	Operation of greyhound-racing stadium	United States	**US$109,580**
Racing Associates of Colorado	Operation of horse-racing stadium	United States	**US$138,000**
GRA Limited*	Operation of greyhound-racing stadia	England	**£60**

* Indicates principal subsidiary undertaking owned directly by Wembley plc.

For all companies, the country of operation is the same as the country of incorporation.

14 Debtors

	Group 2003 £'000	Group 2002 £'000	Company 2003 £'000	Company 2002 £'000
Recoverable within one year				
Trade debtors	**4,548**	4,899	**—**	—
Other debtors	**15,225**	15,068	**14,733**	14,802
Prepayments and accrued income	**1,768**	2,328	**303**	358
Deferred tax (note 18)	**—**	—	**220**	244
Amounts owed by subsidiary undertakings	**—**	—	**26,714**	45,763
	21,541	22,295	**41,970**	61,167
Recoverable after more than one year				
Other debtors	**—**	14,017	**—**	14,017

Other debtors recoverable within one year (Group and Company) in 2003 include both the final amounts receivable on the sales of Wembley (London) Limited (£13.9m net of the associated fair value discount of £0.4m) and Wembley Sports Arena Limited (£0.6m).

Notes to the accounts continued

15 Creditors: amounts falling due within one year	Group 2003 £'000	Group 2002 £'000	Company 2003 £'000	Company 2002 £'000
Bank overdraft	—	2,026	—	—
Bank loan	**3,628**	—	—	—
Trade creditors	**2,734**	3,408	—	—
Amounts owed to subsidiary undertakings	—	—	**28,473**	43,421
Other creditors including taxation and social security	**2,661**	2,897	**656**	190
Proposed dividend	—	4,137	—	4,137
Accruals and deferred income	**4,374**	5,983	**285**	1,146
	13,397	18,451	**29,414**	48,894
Other creditors including taxation and social security comprise:				
Corporation tax	**84**	153	**36**	—
Social security and other taxes	**942**	667	**112**	105
Other creditors	**1,635**	2,077	**508**	85
	2,661	2,897	**656**	190

16 Derivatives and financial instruments

The Group's treasury policy is to manage financial risks that arise in relation to underlying business needs. It is the Group's policy not to trade in financial instruments nor to enter into speculative transactions. As permitted by Financial Reporting Standard 13, 'Derivatives and Other Financial Instruments', the disclosures below do not include short-term debtors and creditors other than in relation to currency assets and liabilities.

Interest rate risk	2003 Floating rate £'000	2003 Non-interest bearing £'000	2003 Total £'000	2002 Floating rate £'000	2002 Non-interest bearing £'000	2002 Total £'000
Financial liabilities:						
Currency						
UK sterling	**3,628**	**931**	**4,559**	2,026	915	2,941

At 31 December 2003, floating rate financial liabilities of £3.6m comprise a bank loan only (2002: £2.0m bank overdraft).

All floating rate financial liabilities bear interest at rates based on the Bank of England base rate.

Non-interest bearing financial liabilities comprise 'Provisions for liabilities and charges – provisions for onerous contracts' (note 19).

Financial assets	2003 Floating rate £'000	2003 Non-interest bearing £'000	2003 Total £'000	2002 Floating rate £'000	2002 Non-interest bearing £'000	2002 Total £'000
Currency:						
UK sterling	**17,291**	—	**17,291**	1,346	14,017	15,363
US dollars	**5,365**	—	**5,365**	4,569	—	4,569
Total	**22,656**	—	**22,656**	5,915	14,017	19,932

Floating rate financial assets comprise cash and money market deposits at a range of interest rates.

Non-interest bearing financial assets in 2002 comprise 'Debtors recoverable after more than one year' (note 14).

Foreign currency risk

The Company balance sheet includes cash balances of £30,000 (2002: £206,000) denominated in US dollars. No other Group companies maintain balances with third parties denominated in currencies other than their functional currency.

16 Derivatives and financial instruments continued

Liquidity risk	2003 Borrowings £'000	2003 Other £'000	2003 Total £'000	2002 Overdraft £'000	2002 Other £'000	2002 Total £'000
Maturity of the Group's financial liabilities:						
In one year or less or on demand	**3,628**	**284**	**3,912**	2,026	137	2,163
In more than one year but not more than two years	**—**	**100**	**100**	—	137	137
In more than two years but not more than five years	**—**	**300**	**300**	—	343	343
In more than five years	**—**	**247**	**247**	—	298	298
	3,628	**931**	**4,559**	2,026	915	2,941

Fair values of financial assets and liabilities	2003 Book value £'000	2003 Fair value £'000	2002 Book value £'000	2002 Fair value £'000
Cash	**6,736**	**6,736**	4,757	4,757
Short-term deposits	**15,920**	**15,920**	1,158	1,158
Debtors recoverable after more than one year	**—**	**—**	14,017	14,017
Overdraft	**—**	**—**	(2,026)	(2,026)
Bank loan	**(3,628)**	**(3,628)**	—	—
Provisions for onerous contracts	**(931)**	**(931)**	(915)	(915)
	18,097	**18,097**	16,991	16,991

17 Borrowings and banking facilities

	Group 2003 £'000	Group 2002 £'000	Company 2003 £'000	Company 2002 £'000
Overdraft	**—**	(2,026)	**—**	—
Bank loan	**(3,628)**	—	**—**	—
Cash and short-term deposits	**22,656**	5,915	**14,733**	3,975
Net cash	**19,028**	3,889	**14,733**	3,975

The overdraft is repayable within one year as part of the Group's UK sterling denominated overdraft facility of £5m provided by Barclays Bank plc, the Group's clearing bank. This is renewed annually. Interest is payable at variable interest rates based on the Bank of England base rate.

Barclays Bank plc also provide a five-year unsecured revolving credit facility of £40m, with a margin of LIBOR plus 0.6%. This facility expires on 17 January 2007.

18 Deferred taxation

	Group £'000	Company £'000
At 31 December 2002	5,719	(244)
Acquisition of subsidiary undertaking	114	—
Provided in the year	297	24
Exchange rate movements	(601)	—
Deferred tax provision/(asset) at 31 December 2003	**5,529**	**(220)**

18 Deferred taxation continued

Analysis of deferred tax by type of difference	Group 2003 £'000	Group 2002 £'000	Company 2003 £'000	Company 2002 £'000
Capital allowances in advance of depreciation	**5,768**	5,980	**(25)**	(37)
Other timing differences	**(239)**	(261)	**(195)**	(207)
Deferred tax provision/(asset)	**5,529**	5,719	**(220)**	(244)

No provision has been made for the potential liability to taxation, estimated at £27.0m (2002: £33.0m) in respect of chargeable gains which would arise on the disposal of the intangible assets and operating assets of the Group at the net book value shown in these Accounts as there are no binding agreements to sell any of these assets.

19 Provisions for liabilities and charges	Group 2003 £'000	Group 2002 £'000	Company 2003 £'000	Company 2002 £'000
Deferred taxation (note 18)	**5,529**	5,719	**—**	—
Provisions for onerous contracts (see below)	**931**	915	**801**	760
	6,460	6,634	**801**	760

Provisions for onerous contracts	Group £'000	Company £'000
At 1 January 2003	915	760
Released during the year	(134)	(109)
Provided during the year	150	150
At 31 December 2003	**931**	**801**

Provisions for onerous contracts relate to guarantees given to former subsidiary undertakings, principally in respect of properties. The amount released during the year relates to a reduction in the assessment of future obligations.

20 Share capital	Authorised No. ('000)	Authorised £'000	Allotted, called up and fully paid No. ('000)	Allotted, called up and fully paid £'000
Ordinary shares of £1 each				
At 1 January 2003	73,812	73,812	34,477	34,477
Issue of shares on exercise of options	—	—	185	185
At 31 December 2003	**73,812**	**73,812**	**34,662**	**34,662**

1 During the year, certain senior executives exercised executive share scheme options over the following ordinary shares of the Company: 68,982 shares at £3.405 per share; 9,199 shares at £3.65 per share; 13,272 shares at £4.05 per share; and 36,946 shares at £5.50 per share.

Options over 1,163,557 ordinary shares have been granted and remained outstanding at 31 December 2003. These options are normally exercisable between three and ten years following the date of grant as shown below:

No. of options	Date first exercisable	Exercise price (£)	No. of options	Date first exercisable	Exercise price (£)
76,388	26 Sep 1998	2.88	170,350	17 Mar 2003	5.50
68,733	15 Mar 1999	3.65	253,898	2 Mar 2004	6.15
104,383	27 Feb 2000	4.05	13,440	16 Aug 2004	6.97½
100,000	2 Sep 2001	3.25	244,425	5 Mar 2005	6.56
65,373	14 Apr 2002	3.40½	66,567	19 Aug 2005	6.68½

20 Share capital continued

2 During the year, employees of the Group exercised Sharesave Scheme options over 56,535 ordinary shares of the Company. Under the Sharesave Scheme, options over a total of 102,012 ordinary shares remained as at 31 December 2003. These are exercisable within a six-month period either three or five years after the date of grant (except where this date has been extended as a result of a contribution holiday) as shown below:

5 year schemes

No. of options	Date first exercisable	Exercise price (£)
9,936	1 Jul 2004	2.88½
9,381	1 Jun 2005	4.28
26,119	1 Jun 2006	4.96
13,453	1 Jun 2007	6.10
35,273	1 Jun 2008	4.32

3 year schemes

No. of options	Date first exercisable	Exercise price (£)
3,678	1 Jun 2004	5.58
2,154	1 Jun 2005	6.86½
2,018	1 Jun 2006	4.86

	Group				Company		
21 Reserves	Share premium account £'000	Revaluation reserve £'000	Capital redemption reserve £'000	Profit and loss reserve £'000	Share premium account £'000	Capital redemption reserve £'000	Profit and loss reserve £'000
At 1 January 2003	322	66,192	1,651	86,327	322	1,651	61,268
Retained profit/(loss) for the year	–	–	–	10,834	–	–	(1,784)
Issue of shares (note 20)	545	–	–	–	545	–	–
Exchange differences	–	(4,871)	–	(7,635)	–	–	–
At 31 December 2003	**867**	**61,321**	**1,651**	**89,526**	**867**	**1,651**	**59,484**

Negative goodwill of £11.0m (2002: £11.0m) currently written off to reserves would be credited to the profit and loss account on disposal of the relevant subsidiary.

22 Reconciliation of shareholders' funds and movement on reserves	Share capital £'000	Share premium account £'000	Revaluation reserve £'000	Capital redemption reserve £'000	Profit and loss reserve £'000	Equity shareholders' funds £'000
At 1 January 2003	34,477	322	66,192	1,651	86,327	188,969
Issue of shares on exercise of options	185	545	–	–	–	730
Retained profit for the year	–	–	–	–	10,834	10,834
Exchange differences	–	–	(4,871)	–	(7,635)	(12,506)
At 31 December 2003	**34,662**	**867**	**61,321**	**1,651**	**89,526**	**188,027**

23 Obligations under non-cancellable operating leases	**2003 £'000**	2002 £'000
Minimum payments due in the year to 31 December 2004 under operating leases for plant and machinery to which the Group is committed (analysed between those years in which the commitment expires) are as follows:		
Within two to five years	**274**	270
Greater than five years	**68**	53
	342	323

24 Capital commitments

The Group had no forward commitments (2002: £79,000) under uncompleted contracts for capital expenditure which have not been included in these Accounts. There were no such commitments in the Company (2002: £nil).

In addition, Lincoln Park is: (i) committed to the construction of a baseball and soccer field on the Lincoln Park property for the benefit of the local community at an estimated cost of around $1.0m; and (ii) required to upgrade the fire detection and prevention systems within the building following the introduction of new fire safety regulations in Rhode Island at an estimated cost of around $7m.

25 Contingent liabilities

Group

In September 2003, an indictment was issued against Lincoln Park Inc. and two Wembley executives following an investigation by a Federal Grand Jury into allegations relating to the preliminary consideration of a possible bonus or retainer to Lincoln Park's long-standing legal attorney in Rhode Island. The indictment alleges that this constituted a conspiracy to influence improperly the actions of public officials. The Board of Wembley believes that no US laws were broken and that there was no intention to break any US laws. No payment was approved, no payment was ever made and the Board remains of the view that these allegations are without foundation. The allegations will be vigorously defended at trial. A date for the trial has yet to be announced and no provision has been made in these Accounts in relation to this indictment.

In January 2004, agreement was reached with the US Attorney for Rhode Island that, should Lincoln Park Inc. be convicted on all counts against it within the indictment, the maximum aggregate fine that would be sought against it is $8m. This amount has now been transferred into an escrow account.

If Lincoln Park Inc. is ultimately convicted at trial then, in addition to a fine of up to $8m, there are likely to be some regulatory repercussions, probably in the form of the suspension, revocation or alteration of either or both of Lincoln Park Inc.'s video lottery and greyhound racing licences. In such circumstances, Wembley would request that new licences are granted to another Group company, possibly on a short-term or temporary basis and/or with additional operating conditions attached. However, such events could adversely affect the Group's ability to operate Lincoln Park at current levels and could result in the Group being obliged to sell the assets of Lincoln Park for amounts below those at which they are currently stated in the Accounts.

Note 32 outlines the principal terms of a recommended cash acquisition of Wembley plc by MGM MIRAGE. As part of this, the video lottery and greyhound racing licences would be transferred away from Lincoln Park Inc., which itself would then only be exposed to a possible fine of up to a maximum of $8m.

In 1998, the Provisional Urban Council of Hong Kong, having terminated Wembley's contract for the management of the Hong Kong Stadium, filed a claim in the High Court of Hong Kong (SAR) against Wembley for a declaration that the said contract was lawfully terminated and damages for breach of contract. The Board was of the opinion that the claim was wholly without foundation and as such, the Group has defended the claim and counterclaimed for a declaration that the contract was unlawfully terminated and damages for breach of contract. As at the date of termination of the management contract, the ten-year contract for the management of this stadium was in its fifth year and had, to that date, earned Wembley approximately £1.2m.

The claim and counterclaim were heard in a trial in Hong Kong that began in December 2003 and concluded in January 2004. The judge's verdict is expected shortly. In the best-case scenario, if Wembley has successfully defended the claim against it and has succeeded in its counterclaim, Wembley could be awarded damages of up to the equivalent of £1.5m plus interest and costs. In the worst-case scenario, if Wembley has lost the claim against it and has been unsuccessful in its counterclaim, Wembley could be required to pay damages of up to the equivalent of £0.5m plus interest and costs. The Directors remain optimistic of a positive outcome.

Guarantees of £0.3m relating to the leases of former Group companies have been given (2002: £0.3m).

Company

The Company has, in the normal course of business, extended various guarantees and indemnities regarding other leases and contracts entered into by Group undertakings.

26 Reconciliation of operating profit to net cash inflow from operating activities

	2003 £'000	2002 £'000
Operating profit	**27,068**	35,861
Depreciation	**4,787**	4,255
Amortisation of goodwill	**53**	1,830
Loss/(profit) on sale of tangible fixed assets	**72**	(58)
(Increase)/decrease in debtors	**(536)**	327
Decrease in creditors	**(2,183)**	(780)
Net cash inflow from operating activities	**29,261**	41,435

Operating cash flows in 2002 in respect of discontinued operations are not material.

27 Analysis of cash flows for headings netted in the cash flow statement

	2003 £'000	2002 £'000
Returns on investments and servicing of finance:		
Interest paid	**(100)**	(470)
Interest received	**160**	663
Net cash inflow from returns on investment and servicing of finance	**60**	193
Taxation:		
Corporation tax (paid)/received	**(373)**	3,303
Overseas tax paid	**(12,594)**	(14,351)
Net cash outflow from tax paid	**(12,967)**	(11,048)
Capital expenditure and financial investment:		
Proceeds from disposal of tangible fixed assets	**19**	161
Purchase of tangible fixed assets	**(5,393)**	(7,331)
Net cash outflow from capital expenditure and financial investment	**(5,374)**	(7,170)
Acquisitions and disposals:		
Net proceeds from sale or termination of businesses	**15,474**	17,387
Net cash sold with subsidiary undertakings	**(86)**	(2,976)
Cash acquired with subsidiary undertaking	**114**	—
Payments in relation to termination of discontinued business	**(598)**	—
Payments in relation to proposed acquisition of Wembley plc	**(518)**	—
Payments in relation to acquisition of subsidiary undertaking	**(4,341)**	—
Net cash inflow from acquisitions and disposals	**10,045**	14,411
Management of liquid resources:		
Cash (placed on)/drawn from short-term bank deposits	**(14,762)**	1,843
Financing:		
Shares issued under share option schemes	**730**	1,039
Expenditure in relation to the purchase and cancellation of shares	**—**	(21,724)
Loans drawn	**3,974**	—
Net cash inflow/(outflow) from financing	**4,704**	(20,685)

28 Analysis of movements in net funds

	At 1 January 2003 £'000	Cash flow £'000	Exchange movements £'000	At 31 December 2003 £'000
Cash	4,757	2,541	(562)	**6,736**
Overdraft	(2,026)	2,026	—	**—**
Increase in cash in the period		4,567		
Short-term bank deposits	1,158	14,762	—	**15,920**
Bank loan repayable within one year	—	(3,974)	346	**(3,628)**
	3,889	15,355	(216)	**19,028**

Short-term bank deposits and Cash are aggregated in the balance sheet within 'Cash at bank and in hand'.

29 Pensions

During the year, the Group operated a pension scheme for its UK employees called The Wembley 1989 Pension Scheme. The scheme was established on 1 June 1989 and is a defined benefit pension scheme based on final pensionable pay. Its assets are held separately from those of the Group, being invested with insurance companies. The scheme was closed to new entrants with effect from 31 December 2000, at which time a Group Personal Pension Plan was introduced.

Contributions are charged to the profit and loss account so as to spread the cost of pensions over employees' working lives with the Group. Contributions are determined by a qualified actuary on the basis of triennial valuations using the projected unit method.

The contribution rate for the year ended 31 December 2003 was 50% (2002: 23.9%), as recommended in the 6 April 2002 valuation. This was designed to reduce the deficiency at that point over the expected remaining working lives of the members. It is expected that this rate will continue through until the next actuarial valuation. The assumptions which have had the most significance on the valuation were: the rate of inflation (3%), increase in members' earnings (4.5%), the overall yield earned on the fund before retirement (6.5%), and the rate of interest available at retirement (5.0%). The valuation showed that the value of the scheme's assets was £21,414,000 and that the actuarial value of those assets represented 74% of the benefits that had accrued to members. The UK pension charge for the year, which arises both in relation to this defined benefit scheme and all other UK schemes was £906,000 (2002: £798,000). Pension costs relating to foreign defined contribution schemes have been determined in accordance with local best practice and amounted to £781,000 (2002: £742,000).

FRS 17 disclosures for the year ending 31 December 2003

In accordance with the transitional arrangements of FRS 17, 'Retirement Benefits', the following disclosures are required:

The Group operates a defined benefit scheme in the UK. An actuarial valuation was carried out at 31 December 2003 by a qualified independent actuary using the projected unit method. The major assumptions used by the actuary were:

Rate of increase in salaries	4.25%	(2002: 4.00%)
Discount rate	5.40%	(2002: 5.40%)
Rate of increase in pensions in payment	3.00%	(2002: 2.40%)
Inflation assumption	3.00%	(2002: 2.40%)

The assets in the scheme and the expected rate of return were:

	Long-term rate of return expected at 31 December		Value at 31 December	
	2003 %	2002 %	2003 £'000	2002 £'000
Equities	**8.0**	8.0	**9,173**	7,528
Bonds	**5.0**	5.0	**2,135**	2,098
Secured pensions	**5.4**	5.4	**9,078**	9,284
Cash	**4.0**	4.0	**2,074**	1,949
			22,460	20,859

The following amounts at 31 December 2003 were measured in accordance with the requirements of FRS 17.

	2003 £'000	2002 £'000
Total market value of assets	**22,460**	20,859
Present value of scheme liabilities	**(30,637)**	(29,837)
Deficit in the scheme	**(8,177)**	(8,978)
Related deferred tax asset	**2,453**	2,693
Net FRS 17 pension deficit	**(5,724)**	(6,285)

If the above amounts had been recognised in the financial statements, the Group's net assets and profit and loss reserve at 31 December 2003 would have been as follows:

	2003 £'000	2002 £'000
Net assets excluding FRS 17 pension deficit	**188,027**	188,969
FRS 17 pension deficit	**(5,724)**	(6,285)
Net assets including FRS 17 pension deficit	**182,303**	182,684
Profit and loss reserve excluding FRS 17 pension deficit	**89,526**	86,327
FRS 17 pension deficit	**(5,724)**	(6,285)
Profit and loss reserve including FRS 17 pension deficit	**83,802**	80,042

29 Pensions continued

An analysis of the defined benefit cost for the year ended 31 December 2003 is as follows:

Analysis of movements in deficit in the year:	2003 £'000	2002 £'000
At 1 January	(8,978)	(6,623)
Current service cost	(422)	(623)
Other finance costs	(316)	(188)
Actuarial gain/(loss)	659	(4,358)
Gain on settlements/curtailments	249	233
Employer contributions (net of charges)	631	2,581
At 31 December	(8,177)	(8,978)
Amount charged to operating profit – current service cost	(422)	(623)
Expected return on pension scheme assets	1,267	1,355
Interest on pension scheme liabilities	(1,583)	(1,543)
Amount charged to other finance costs	(316)	(188)
Actual return less expected return on pension scheme assets	834	(2,217)
Experience gains arising on scheme liabilities	71	363
Loss arising from changes in actuarial assumptions	(246)	(2,504)
Actuarial gain/(loss) recognised in the Statement of total recognised gains and losses	659	(4,358)

History of experience gains and losses:	2003 £'000	2003 % of scheme assets/liabilities	2002 £'000	2002 % of scheme assets/liabilities
Difference between expected return and actual return on assets	834	+3.7%	(2,217)	-10.6%
Experience gains arising on scheme liabilities	71	+0.2%	363	+1.2%
Total actuarial gain/(loss) recognised in the Statement of total recognised gains and losses	659	+2.2%	(4,358)	-14.6%

30 Acquisition

On 27 May 2003, the UK gaming division (in the form of GRA Limited) purchased the entire issued share capital of Perry Barr Greyhound Racing Club Limited ("Perry Barr"), the operator of the Perry Barr Greyhound Stadium in Birmingham. The purchase was satisfied by cash of £4.2m.

An independent valuation of the net assets purchased was undertaken upon acquisition, resulting in a £1.9m fair value adjustment being recognised in respect of the tangible fixed assets. Goodwill arising from the acquisition has been capitalised and is being amortised over its presumed useful economic life of 20 years.

The Group results include a net £0.3m profit before tax from Perry Barr since acquisition.

Analysis of the acquisition:	Book value £'000	Fair value adjustment £'000	Fair value £'000
Net assets at the date of acquisition:			
Tangible fixed assets	1,659	1,941	3,600
Stocks	17	—	17
Debtors	42	—	42
Cash	114	—	114
Creditors: amounts due within one year	(420)	—	(420)
Provisions for liabilities and charges	(114)	—	(114)
Net assets	1,298	1,941	3,239
Goodwill arising on acquisition			1,102
			4,341
Satisfied by:			
Cash			4,221
Costs associated with the acquisition			120
			4,341

31 Disposal

In February 2003, Wembley agreed the sale of The Corporate Innovations Company Limited (note 2).

Analysis of disposal:	£'000	£'000
Proceeds:		
Cash	50	
Loan note	1,000	
		1,050
Less net assets sold:		
Fixed assets	(214)	
Debtors	(1,292)	
Cash	(86)	
Creditors	1,481	
		(111)
Proceeds less net assets sold		939
Remaining goodwill written off		(231)
Intercompany balance waived		(656)
Transaction costs		(35)
Provision against loan note		(1,000)
Provision against cash facility		(150)
Loss on disposal		**(1,133)**

32 Post balance sheet events

On 27 January 2004, Wembley announced that agreement had been reached with the US Attorney in Rhode Island that, should Lincoln Park Inc. be convicted on all counts against it within the indictment issued on 9 September 2003, the maximum aggregate fine that would be sought against it is $8m. This amount has since been transferred into an escrow account.

On the same day, it was announced that the Board of Wembley plc had reached agreement with MGM MIRAGE of the USA on the terms of a recommended cash acquisition of Wembley plc at a price of 750 pence per share. Simultaneous with the acquisition, shareholders would also obtain a share in a new company created to ring-fence the litigation associated with Lincoln Park Inc. that would have cash balances of $16.3m (equivalent to approximately 25 pence per Wembley share). This amount would be available to meet any fine that may be imposed upon that company (capped at $8m, following the agreement with the US Attorney), together with legal and other costs associated with the litigation. Once legal proceedings had concluded, any surplus cash within that company would be returned to shareholders.

33 Analysis of fees paid to auditors and their associates

	2003 £'000	2002 £'000
Audit services	**207**	196
Internal audit services	**133**	130
Advice in relation to sale of subsidiary undertakings	**—**	48
Advice in relation to possible acquisition of Wembley plc (notes 2 and 32)	**103**	—
Total amount disclosed in note 3	**443**	374
Advice in relation to proposed new building at Lincoln Park (capitalised within tangible fixed assets)	**136**	—
Total fees paid to auditors and their associates	**579**	374

"Audit services" principally relates to fees in respect of the year-end audit of the Group and associated tax assurance work and a review of the Group's Interim announcement.

"Internal audit services" relates to services provided under a two-year internal audit services contract in relation to Wembley's US operations. This contract expired on 31 December 2003.

During 2003, the Real Estate department provided advice in relation to the proposed construction of a new building at Lincoln Park, Rhode Island, USA to house the additional video lottery terminals approved in January 2003.

Independent auditors' report To the members of Wembley plc

We have audited the Group's financial statements for the year ended 31 December 2003 which comprise the Group profit and loss account, Group balance sheet, Company balance sheet, Group cash flow statement, Group statement of total recognised gains and losses, Reconciliation of shareholders' funds and the related notes 1 to 33. These financial statements have been prepared on the basis of the accounting policies set out therein. We have also audited the information in the Directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and auditors

The Directors are responsible for preparing the Annual Report, including the financial statements, in accordance with applicable United Kingdom law and accounting standards as set out in the Statement of Directors' Responsibilities in relation to the financial statements.

Our responsibility is to audit the financial statements and the part of the Directors' remuneration report to be audited in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Report of the Directors is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions with the Group is not disclosed.

We review whether the Corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. This other information comprises the Report of the Directors, the Chairman's statement, Review of operations, Finance Director's review and Corporate governance statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' remuneration report to be audited.

Fundamental uncertainty

In forming our opinion, we have considered the adequacy of the disclosures made in the financial statements concerning the potential consequences arising from a possible criminal conviction of Lincoln Park Inc., one of the Company's subsidiaries, following the issue of the indictment by the Government of the United States of America in September 2003.

In the event that Lincoln Park Inc. is convicted, in addition to a potential fine totalling $8 million, some or all of the Group's gaming licences in the United States may be withdrawn or the terms of the licences adversely affected. Such events could adversely affect the Group's ability to operate Lincoln Park at current levels and could result in the Group being obliged to sell the assets of Lincoln Park for amounts below those at which they are currently stated in the Accounts.

Details of the circumstances relating to this fundamental uncertainty are set out in Note 25 of the Notes to the Accounts. Our opinion is not qualified in this respect.

Opinion

In our opinion: the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2003 and of the profit of the Group for the year then ended; and the financial statements and the part of the Directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

Ernst & Young LLP
Registered Auditor
London

23 February 2004

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Wembley plc
Elvin House
Stadium Way
Wembley
HA9 0DW
United Kingdom

Telephone: +44 (0)20 8795 8003
Fax: +44 (0)20 8900 1046
Email: corporate@wembleyplc.com
Website: www.wembleyplc.com

